SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4)of the Securities Exchange Act of 1934

Calamos Asset Management, Inc.

(Name of Subject Company)

Calamos Asset Management, Inc.

(Name of Person(s) Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12811R104

(CUSIP Number of Class of Securities)

J. Christopher Jackson

Sr. Vice President and General Counsel

Calamos Asset Management, Inc.

2020 Calamos Court

Naperville, Illinois 60563

(630) 245-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

John T. Blatchford

Christopher G. Barrett

Vedder Price P.C.

222 North LaSalle Street

Chicago, IL 60601

(312) 609-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to an offer by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”), a wholly owned subsidiary of Calamos Partners LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of Common Stock (as defined below) of Calamos Asset Management, Inc., a Delaware corporation (the “Company”). Offeror, Parent, John P. Calamos, Sr., the Founder, Chairman of the Board and Global Chief Investment Officer of the Company who controls the Parent, and John S. Koudounis, the Chief Executive Officer of the Company, are sometimes referred to herein collectively as the “Acquiror Group.”

Any information incorporated by reference in this Schedule 14D-9 shall be deemed to be modified or superseded for the purposes of this Schedule 14D-9 to the extent that the disclosures contained herein modify or supersede such information.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”), NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is Calamos Asset Management, Inc., its principal executive offices are located at 2020 Calamos Court, Naperville, Illinois 60563, and its phone number is (630) 245-7200. This Schedule 14D-9 relates to the Company’s Class A Common Stock, par value $0.01 per share (the “Common Stock” or the “Shares”). As of December 30, 2016, there were 20,530,571 Shares outstanding and 100 shares of the Company’s Class B Common Stock (the “Class B Stock”) outstanding. The Class B Stock is not subject to the Offer described herein.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above.

(b) The Tender Offer and Merger. This Schedule 14D-9 relates to the tender offer made by the Offeror, disclosed in a Tender Offer Statement on Schedule TO dated January 18, 2017 (as amended or supplemented from time to time, the “Schedule TO”) filed with the Commission by the Acquiror Group on January 18, 2017. Offeror is offering to purchase all the outstanding shares of Common Stock at a price of $8.25 per share, net to the seller in cash without interest (such amount being referred to herein as the “Offer Price”), upon the terms and subject to the conditions of the Merger Agreement (defined below), the Offer to Purchase dated January 18, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) contained in the Schedule TO and the related Letter of Transmittal (the “Letter of Transmittal”). The Letter of Transmittal and the Offer to Purchase, as each may be amended or supplemented from time to time, together constitute the “Offer.” Copies of the Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 10, 2017, among the Company, Parent and Offeror (the “Merger Agreement”), which provides for the making of the Offer by Offeror, subject to the terms and conditions contained in the Merger Agreement. Unless the Offer is extended in accordance with the Merger Agreement, the Offer will expire at 5:00 p.m., New York time, on February 15, 2017. Offeror’s obligation to accept for purchase and pay for Shares tendered in the Offer is subject to the satisfaction (or its waiver) of (i) a condition that the number of Shares as to which properly executed notices of appraisal have been received by the Company and not withdrawn as of immediately prior to the expiration of the Offer does not exceed 15% of the outstanding Shares; (ii) a condition that there has not been a decline in either the Dow Jones Industrial Average or the Standard & Poor’s 500 Index by an amount in excess of 25%, measured from the close of business on the date of the Merger Agreement; (iii) a condition that there has not been any general suspension of payments in respect of, or extension of credit by, the bank providing financing for the Offer; and (iv) other conditions customary in nature as set forth in the Merger Agreement. The consummation of the Offer is not subject to any minimum tender condition, including any condition that requires a minimum number of shares be tendered by unaffiliated stockholders in order for the Offeror to consummate the Offer.

In the event that any of the conditions to the Offer are not satisfied or waived as of any scheduled expiration of the Offer, Offeror is required to extend the Offer for one or more successive extension periods of not more than five business days each (or longer if approved by the special committee (the “Special Committee”) of the Company’s Board of Directors (the “Board of Directors” or the “Board”) formed for purposes of evaluating the transaction). If, at any scheduled expiration of the Offer occurring on or after March 31, 2017, the conditions to the Offer are satisfied or waived, the financing commitment obtained for financing the Offer and the Merger has expired and a substitute financing commitment on terms contemplated by the Merger Agreement has not been obtained (in each case, other than as a result of a breach by Parent or Offeror of certain representations, warranties and covenants set forth in the Merger Agreement), Offeror may extend the Offer for successive extension periods of not more than five business days each (or longer if approved by the Special Committee). Following March 31, 2017, Offeror will not be required to consummate the Offer and the Merger unless either (i) Parent and its affiliates have obtained either an extension of the financing commitment obtained for the financing or a substitute financing commitment on terms contemplated by the Merger Agreement that is available for at least three business days following expiration of the Offer or (ii) the expiration of the financing commitment obtained for the financing or the failure to obtain the substitute financing commitment is the result of the breach by Parent or Offeror of certain of their representations, warranties and covenants under the Merger Agreement.

In the event that the Offer has been extended past March 31, 2017 as described in the second sentence of the preceding paragraph and the Merger Agreement is terminated on or after May 17, 2017 under certain circumstances set forth in the Merger Agreement, the Company will declare (and the Acquiror Group will take no action to prevent the Company from declaring), within two business days of termination, to all holders of record of Class A Common Stock, a special one-time cash dividend in the amount of sixty-five cents ($0.65) per Share, with the dividend being paid as promptly as practicable thereafter.

Subject to the terms and conditions of the Merger Agreement, promptly following the expiration of the Offer, Offeror will accept all Shares validly tendered and not withdrawn for purchase in the Offer, Offeror will merge with and into the Company, the separate corporate existence of Offeror will cease and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). Each share of Common Stock that is not tendered and accepted pursuant to the Offer (other than shares held by stockholders who have perfected their appraisal rights under Delaware law and shares canceled pursuant to the Merger Agreement, including shares held at the commencement of the Offer by Offeror and persons that directly or indirectly hold all of the outstanding stock of Offeror) will be converted into the right to receive cash consideration (without interest) in an amount equal to the Offer Price (the “Merger Consideration”).

Pursuant to the terms of the Merger Agreement, each option to purchase Common Stock (each, a “Company Stock Option”) outstanding immediately prior to the effective time of the Merger (the “Effective Time”), whether vested or unvested, will be canceled and terminated as of the Effective Time and, after cancellation, will represent the right to receive, subject to any applicable withholding taxes, an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of shares of Common Stock underlying such Company Stock Option by (y) an amount equal to (A) the Offer Price, less (B) the per share exercise price of such Company Stock Option (the “Option Consideration”).

Pursuant to the terms of the Merger Agreement, each award of restricted stock units (“Company RSU Award” or “RSU”) outstanding immediately prior to the Effective Time will cease to be entitled to one share of Common Stock upon vesting and instead will be entitled upon vesting to the Offer Price (and, to the extent, if any, provided under the terms of the applicable awards, an amount equal to the cash dividends that would have been received with respect to one share of Common Stock during the period from the grant date of such Company RSU Award through the Effective Time), subject to any applicable withholding taxes. Company RSU Awards held by persons whose positions or service with the Company will terminate as of the Effective Time by reason of the Offer and the Merger will automatically vest as of the Effective Time.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions as specified in the Merger Agreement. The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, pursuant to which no stockholder vote will be required to consummate the Merger if the Offer is consummated in accordance with its terms. Offeror and its affiliates (as defined in Section 251(h)(6)) will have the necessary votes, representing more than 50% of the combined voting power of the outstanding Common Stock and Class B Stock, to effect the Merger.

The foregoing summary is qualified in its entirety by the more detailed description contained in the Offer to Purchase and Letter of Transmittal. The Merger Agreement, a copy of which is incorporated by reference as Exhibit (e)(1) hereto, is summarized in more detail in “Special Factors—Section 7—Summary of the Merger Agreement” in the Offer to Purchase, which description is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of the members of the Acquiror Group are located at 2020 Calamos Court, Naperville, Illinois 60563.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth or incorporated by reference in this Item 3, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Offeror, Parent or their respective executive officers, directors or affiliates.

(a) Arrangements with Executive Officers and Directors of the Company. In considering the recommendation of the Board of Directors with respect to the Offer, the Merger and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below that may present them with potential conflicts of interest. The Special Committee and the Board of Directors were aware of such interests and any potential or actual conflicts of interest and considered them along with other matters described below in Item 4, “The Solicitation or Recommendation.”

Consideration Payable Pursuant to the Offer and the Merger. As of January 10, 2017, the Company’s directors and executive officers (excluding Mr. Calamos) owned 35,273 outstanding Shares in the aggregate (excluding options to purchase shares and other rights to acquire shares). The Shares owned by the Company’s directors and executive officers, excluding shares owned by Mr. Calamos, represent less than 1% of the outstanding Shares. If the Company’s directors and executive officers (excluding Mr. Calamos) were to tender Shares they own for purchase pursuant to the Offer, they would receive the same $8.25 per Share Offer Price on the same terms and conditions as other stockholders of the Company who tender their Shares in the Offer. Any Shares of Common Stock not tendered by an executive officer or director (excluding Mr. Calamos) in the Offer would be entitled to receive the same Merger Consideration in the Merger (an amount equal to the Offer Price (without interest)) as the other stockholders of the Company who do not tender their Shares in the Offer (and do not perfect their appraisal rights under Delaware law).

If the Company’s directors and executive officers (excluding Mr. Calamos) were to tender all of their Shares for purchase pursuant to the Offer and such Shares are accepted for purchase by Offeror, or if they do not tender their Shares, and their Shares are subsequently converted into the right to receive the Merger Consideration, the directors and executive officers would receive the amounts set forth in the table below in cash, less any required withholding taxes.

Name	Number of Shares	Cash Consideration for Shares
Non-Employee Directors
Thomas F. Eggers	2,477	$20,435
Keith M. Schappert	1,077	8,885
William N. Shiebler	1,077	8,885
Executive Officers (Other Than Mr. Calamos)
John S. Koudounis(1)	—	—
Robert F. Behan	30,642	252,797
Thomas E. Herman(1)	—	—

(1)	No Shares owned.

Excluding options to purchase Shares and other rights to acquire Shares, as of January 10, 2017, Mr. Calamos and his spouse directly owned 686,819 outstanding Shares. Of that amount, 678,606 Shares are held directly by Mr. Calamos, who would receive $5,598,500 if such Shares are tendered in the Offer or converted into the right to receive the Merger Consideration, and 8,213 Shares are held by Mr. Calamos’ spouse, who would receive $67,757 if such Shares are tendered in the Offer or converted into the right to receive the Merger Consideration, in each case less any required withholding taxes. In addition, Shares held by Calamos Investments LLC (“Calamos Investments”), 77.8% of which is owned by Parent and Mr. Calamos, are deemed to be beneficially owned by Mr. Calamos by virtue of his control over Calamos Investments. Calamos Investments, which holds 3,776,860 Shares, would receive $31,159,095 for its Shares in the Offer or in the Merger.

As of January 10, 2017, Mr. Calamos held Company Stock Options to purchase an aggregate 342,633 Shares, at exercise prices of $27.58 or $19.79 per Share, as applicable, and Mr. Behan held Company Stock Options to purchase 6,855 Shares at an exercise price of $19.79 per share. Pursuant to the terms of the Merger Agreement, each Company Stock Option outstanding immediately prior to the Effective Time will be canceled. Because the exercise prices of the Company Stock Options held by these executives exceed the Offer Price, no amounts will be received by Mr. Calamos and Mr. Behan upon the cancellation of their Company Stock Options in the Merger.

As of January 10, 2017, certain of the Company’s directors and executive officers held RSUs. Pursuant to the terms of the Merger Agreement, each RSU outstanding immediately prior to the Effective Time will cease to be entitled to receive one share of Common Stock (plus, to the extent provided under such Company RSU Awards, accumulated dividends) upon vesting and instead will be entitled upon vesting to receive an amount in cash, without interest, equal to the $8.25 Offer Price plus, to the extent provided under such RSU, dividends paid during the period from the grant date of the RSU through the Effective Time; provided that RSUs held by persons whose positions or service with the Company will terminate as of the Effective Time by reason of the Offer and the Merger will automatically vest as of the Effective Time. Accordingly, each director whose service with the Company will terminate as of the Effective Time will receive the following amounts in consideration for his RSUs:

Name	Number of RSUs Vesting at Effective Time(1)	Total Consideration to Be Received(2)
Thomas F. Eggers	19,607	$190,406.44
Keith M. Schappert	17,005	162,018.62
William N. Shiebler	17,005	162,018.62

(1)	Includes 4,783, 3,482 and 3,482 RSUs held by Messrs. Eggers, Schappert and Shiebler, respectively, which are scheduled to vest during February and March 2017. The total consideration to be received for such RSUs is $48,980, $34,797 and $34,797, respectively.
(2)	Includes all accumulated dividends.

The table below shows the number of RSUs held by executive officers of the Company who, upon the vesting of their RSUs in accordance with their terms, will be entitled to receive an amount per RSU equal to the Offer Price (plus, to the extent provided under such RSU, accumulated dividends):

Name	Number of RSUs(1)
John R. Calamos, Sr.	755,273
Robert F. Behan	419,761

(1)	Each RSU will vest if the officer remains employed by the Company on the vesting dates established for each RSU award. No acceleration of vesting will occur as a result of the Offer and Merger with respect to RSUs held by these officers.

Employment Agreements; Change in Control and Severance Provisions; Golden Parachute Compensation. The Company entered into an employment agreement with Mr. Calamos, effective October 26, 2004, and with Mr. Koudounis, effective April 4, 2016. The Company entered into an employment letter agreement with Mr. Herman, dated June 9, 2016. Each of these agreements contains provisions relating to the executive officer’s compensation and provides for severance compensation in the event of a qualifying termination of employment. No severance, change in control (golden parachute) or other compensation based on or otherwise related to the Offer and the Merger is payable to Messrs. Calamos, Koudounis, Herman and Behan (the Company’s executive officers) under these agreements or any other compensation arrangements between such individuals and the Company.

Additional information regarding the agreements described above and other information relating to the compensation of our executive officers is set forth in the Company’s Proxy Statement dated April 20, 2016, Current Reports dated March 9, 2016 and June 10, 2016, and Form 10-Q for the quarter ended June 30, 2016, filed with the Commission.

Potential Future Arrangements. It is contemplated that Mr. Koudounis will have a significant direct or indirect ownership interest in the Parent and in the economic results of the transactions contemplated by the Merger Agreement, although no arrangements with respect thereto have as yet been formulated.

Indemnification and Insurance. Section 145 of the Delaware General Corporation Law (“DGCL”) permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company’s Second Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and Third Amended and Restated By-Laws (the “By-laws”) provide for the indemnification of the Company’s directors, officers, employees and agents against expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with any threatened, pending or completed action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The Certificate of Incorporation and the By-laws also provide that the Company will indemnify directors, officers, employees and agents of the Company against expenses (including reasonable attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, with certain exceptions. Expenses (including reasonable attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the Company. In addition, the resolutions of the Board of Directors initially designating the Special Committee provided that the Company will advance expenses to each member of the Special Committee in connection with any threatened, pending or completed action, suit or proceeding (whether criminal, administrative or investigative) in which the Special Committee, or any member thereof, is or is threatened to be made a participant (including as a witness) arising from or relating to any such member’s appointment to or service on the Special Committee, subject to receipt of an undertaking by or on behalf of each member of the Special Committee to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company.

The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses. The Company’s directors and officers are covered by liability insurance indemnifying them against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacities as directors and officers of the Company.

The Merger Agreement generally provides that the foregoing rights to indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time will survive the Merger, and that for six years from the Effective Time, provisions with respect to limitation of liability, indemnification and advancement of expenses with respect to current and former directors and officers of the Company will be maintained. Under the Merger Agreement, the Company is required to obtain prepaid (or “tail”) directors’ and officers’ liability insurance policies for the period beginning on the Effective Time and ending six years from the Effective Time. See “Special Factors—Section 7—Summary of the Merger Agreement—Indemnification and Insurance” in the Offer to Purchase for a more detailed description of these Merger Agreement provisions.

(b) Arrangements with Offeror, Parent and their affiliates.

Merger Agreement. A summary of the material provisions of the Merger Agreement is contained in “Special Factors—Section 7—Summary of the Merger Agreement” in the Offer to Purchase and is incorporated by reference herein. A description of the conditions of the Offer is contained under “The Offer” in the Offer to Purchase and is incorporated by reference herein. The summary of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement.

Stockholders’ Agreement. At the time of the Company’s initial public offering in 2004, the Company entered into a stockholders’ agreement (the “Stockholders’ Agreement”) with Calamos Family Partners, Inc. (“Calamos Family Partners,” which later became and currently is the managing member of Parent), Calamos Investments, Mr. Calamos and other family members and affiliates that, among other things, allows Calamos Family Partners to designate two persons to attend all of the meetings of the Board as observers. Calamos Family Partners has designated John P. Calamos, Jr. and Laura Calamos Nasir, children of Mr. Calamos, as its board observers, with William J. Takahashi, Senior Vice President, General Counsel and Secretary of Calamos Family Partners, as an alternate observer. In July 2016, the Stockholders’ Agreement was amended to provide that each of Calamos Partners and, under specified circumstances, Mr. Koudounis, will be a “CFP Permitted Transferee” as such term is used in the Stockholders’ Agreement in order to, among other things, facilitate succession planning objectives.

Registration Rights Agreement. The Company is party to a registration rights agreement with Calamos Family Partners and Mr. Calamos that grants certain demand and “piggyback” registration rights with respect to shares of Common Stock issuable or issued upon conversion of shares of Class B Stock or in exchange for ownership in Calamos Investments.

Calamos Investments Limited Liability Company Agreement. The Company and Mr. Calamos are party to a Fourth Amended and Restated Limited Liability Company Agreement of Calamos Investments, as amended, that governs, among other things, the management and operation of Calamos Investments.

Management Services and Resources Agreements. Calamos Family Partners, Inc., the managing member of Parent, and Calamos Property Holdings LLC (“Calamos Property Holdings”) are party to a Management Services and Resources Agreement with the Company. Mr. Calamos has a controlling interest in Calamos Family Partners and Calamos Property Holdings. Dragon Leasing Corporation (which is solely owned by Mr. Calamos) is also party to a Management Services Agreement with the Company. Pursuant to these agreements, as amended, the parties provide to each other certain services and resources, including furnishing office space and equipment, providing insurance coverage, overseeing the administration of their businesses and providing personnel to perform certain management and administrative services. The agreements each have a term of one year and are renewable annually. The agreements are terminable on 30 days’ notice by either party. In the agreements, each party has agreed to indemnify the other for any damages suffered as a result of the indemnifying party’s breach of the contract, negligence, willful misconduct or reckless disregard of its duties. In accordance with the terms of the agreements, the parties have agreed to pay each other an amount equal to the Direct Cost (as defined in the agreements) paid or incurred plus an expense allocation component for indirect expenses such as employee compensation and benefits. For the years ended December 31, 2015 and 2016, the net management services expenses allocated from the Company to Calamos Family Partners, Calamos Property Holdings and Dragon Leasing Corporation were approximately $138,000 and $467,000, respectively.

Leases of Corporate Office Space. In October 2004, Calamos Investments entered into a 20-year lease with 2020 Calamos Court LLC, a subsidiary of Calamos Property Holdings, with respect to the Company’s current corporate headquarters. Rent under the lease will end on May 31, 2025. Annual base rent payments were approximately $3,800,000 and $3,900,000, respectively for the years ended December 31, 2015 and 2016 and increase 3% annually for the remaining term of the lease.

In August 2005, Calamos Investments entered into a 20-year lease with 2020 Calamos Court Annex LLC, a subsidiary of Calamos Property Holdings, with respect to the employee dining facility in the Company’s corporate headquarters. Rent under the lease commenced in December 2005 and will end on May 31, 2025. Annual base rent and operating expenses were approximately $310,000 and $323,000, respectively, for the years ended December 31, 2015 and 2016 and increase 3% annually.

Calamos Investments is party to a sublease agreement with Primacy Business Center LLC, a subsidiary of Calamos Family Partners, where office space is subleased to Primacy Business Center. Calamos Investments recognized sublease rental income of approximately $275,000 and $279,000, respectively, for the years ended December 31, 2015 and 2016. The lease expires annually subject to automatic one-year renewals.

Amenities. Calamos Investments is party to a Lunch and Catering Agreement with CF Restaurant Enterprises LLC, a subsidiary of Calamos Property Holdings, by which CF Restaurant Enterprises provides lunch food service to Calamos Investments through an independent manager at fixed prices. Calamos Investments guaranteed a certain minimum amount of revenue each business day ($3,240/day), and CF Restaurant Enterprises agreed that certain quantities and combinations of food and beverage will be available at a predetermined price. During 2015 and 2016, Calamos Investments incurred expenses of approximately $959,000 and $912,000, respectively, related to this agreement.

Calamos Investments’ headquarter campus at CityGate Centre, a mixed-use development that is owned and operated by Calamos Property Holdings and affiliated entities, is utilized by the Company to promote its business and brand awareness both in the local community and with its visiting strategic clients. CityGate Centre offers amenities such as hotel accommodations, restaurants and event planning services. For the years ended December 31, 2015 and 2016, Calamos Investments had expense payments of approximately $662,000 and $695,000, respectively, related to these services.

Other Agreements. The description of certain agreements and business relationships among Parent and its affiliates and the Company and its affiliates is provided below and in the Offer to Purchase under “Special Factors—Section 11—Interests of Certain Persons in the Offer,” which section is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation Recommendation. The Special Committee composed of all of the independent directors of the Board of Directors, after careful consideration and consultation with its financial and legal advisers, and the entire Board of Directors, after careful consideration and consultation with the Company’s legal advisers, have each unanimously determined that it is fair to and in the best interests of the stockholders of the Company other than Parent and John P. Calamos, Sr. and their respective affiliates (other than the Company), Calamos Investments and members of management of the Company (such unaffiliated stockholders referred to herein as the “Unaffiliated Stockholders”), to enter into the Merger Agreement and to consummate the Offer and the Merger. As such, at meetings held on January 10, 2017:

•	the Special Committee unanimously (a) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, (b) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders, and (c) recommended that the Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger; determine that the Offer and the Merger are in the best interests of the Company and the Unaffiliated Stockholders; and recommend that the holders of Common Stock tender their Shares pursuant to the Offer, and

•	the Board of Directors unanimously (i) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger; (ii) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders; and (iii) based on the recommendations of the Special Committee, recommended that the holders of Common Stock tender their Shares pursuant to the Offer.

(b) Background of the Offer and the Merger.

The following chronology summarizes key events and contacts that led to the signing of the Merger Agreement. It does not purport to catalogue every conversation among the Special Committee, members of our management or the Special Committee’s representatives and other parties with respect to the Merger.

As part of the continuous evaluation of our businesses and plans, our Board and senior management regularly consider a variety of potential strategic options and transactions, all in a continued effort to enhance stockholder value. In March 2016, John S. Koudounis was appointed as Chief Executive Officer of the Company, effective April 4, 2016, with the expectation that his appointment would contribute to the long-term growth of the Company.

In October 2016, John P. Calamos, Sr. and Mr. Koudounis informed certain independent members of the Board that Messrs. Calamos and Koudounis were considering various strategic alternatives with respect to their interests in the Company.

On October 18, 2016, the Board was formally notified that Messrs. Calamos and Koudounis were in the process of evaluating their own strategic alternatives, and might make a proposal by which Parent, Mr. Calamos and certain of their respective affiliates (excluding the Company) (collectively, with Mr. Koudounis, the “Purchaser Group”) would acquire all outstanding Shares not owned by them (the “Potential Transaction”).

On October 26, 2016, the Board adopted resolutions (the “Initial Resolutions”) establishing the Special Committee and designating Thomas F. Eggers, Keith M. Schappert, and William N. Shiebler as the members of the Special Committee. In connection with designating Messrs. Eggers, Schappert and Shiebler to the Special Committee, the Board determined that each such person was independent of the Company and the Purchaser Group and did not have an interest in the Potential Transaction that was different from, or in addition to, the interests of the Unaffiliated Stockholders of the Company. The Initial Resolutions authorized the Special Committee, among other things, to retain independent legal counsel and independent financial advisors and, in consultation with independent legal counsel, to prepare a charter specifying the scope of the Special Committee’s authority and responsibilities with respect to the Potential Transaction.

After interviewing three potential financial advisors, during the first week of November 2016, the Special Committee engaged Duff & Phelps LLC (“Duff & Phelps”) as its independent financial advisor. The Special Committee also engaged Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”) as its independent legal counsel. In connection with such engagements, the Special Committee confirmed with each of Duff & Phelps and Morris Nichols that such firms had not identified any relationships that would impair their respective independence.

On November 3, 2016, as part of its due diligence on the Company, Duff & Phelps requested from management of the Company long-term projected financial information for the years ended December 31, 2016, through December 31, 2023 (the “Management Projections”). Management provided an initial draft of the Management Projections to Duff & Phelps on November 7, 2016.

On November 14, 2016 the Special Committee held a telephonic meeting attended by all members of the Special Committee and representatives from Morris Nichols, Duff & Phelps and, briefly, Vedder Price P.C., legal counsel to the Company (“Vedder Price”). At this meeting, the Special Committee discussed the process by which it might evaluate the Potential Transaction and other alternatives available to the Company. Representatives of Morris Nichols reviewed with the members of the Special Committee generally their fiduciary duties and the standards for disinterest and independence for members of special committees. The Special Committee and representatives of Morris Nichols then discussed any business, personal or social relationships between the members of the Special Committee, on the one hand, and the Purchaser Group, on the other hand. The members of the Special Committee confirmed that there were no such relationships between any of them and the Purchaser Group, and also determined that no Special Committee member had an interest in the Potential Transaction other than in his capacity as a stockholder of the Company and, therefore, determined that no conflicts existed between any of the Special Committee members and the Unaffiliated Stockholders in considering a Potential Transaction or alternatives thereto. The members of the Special Committee also discussed the scope of authority they would request in the resolutions that would supersede the Initial Resolutions, and directed representatives of Morris Nichols to draft such superseding resolutions. Also at this meeting, representatives of Duff & Phelps updated the Special Committee on the status of Duff & Phelps’ due diligence on the Company, including that Duff & Phelps had received the initial draft of the Management Projections. The Special Committee directed Duff & Phelps to schedule a meeting among the members of the Special Committee, its advisors and Company management to discuss in depth the Management Projections and the assumptions utilized therein.

On November 17, 2016, after discussion with the Special Committee’s financial advisor regarding the assumptions underlying the Management Projections, management provided the final version of Management Projections to Duff & Phelps. The final version of the Management Projections increased projected total revenue and EBITDA from the draft version, and effected other immaterial changes to other projections that resulted in higher free cash flow calculations than would have been derived had the draft version of the Management Projections been utilized.

Later on November 17, 2016, the Special Committee held two meetings. The first meeting was attended by all members of the Special Committee and representatives of Morris Nichols and Duff & Phelps. At this meeting, representatives of Morris Nichols again reviewed with the Special Committee their fiduciary duties, and also reviewed a draft of superseding resolutions to the Initial Resolutions. Additionally, representatives of Morris Nichols updated the Special Committee regarding conversations the Morris Nichols representatives had with representatives of Vedder Price regarding the Company’s “Up-C” structure and with representatives of Kramer Levin Naftalis & Frankel LLP, counsel to the Purchaser Group (“Kramer Levin”), regarding the structure of the Potential Transaction and whether the Purchaser Group would consider selling their interests in the Company at any given price.

The second meeting of the Special Committee held on November 17, 2016 was attended by all members of the Special Committee, representatives of Morris Nichols, Duff & Phelps, and Vedder Price, and members of management of the Company, including Mr. Thomas Herman, Chief Financial Officer of the Company. The members of management in attendance discussed with the Special Committee and its advisors the Management Projections. Following this presentation, the members of management and representatives of Vedder Price left the meeting, and the members of the Special Committee discussed the Management Projections and underlying assumptions with their advisors, including, among other things, a market correction that the Management Projections explicitly assumed would occur in 2018, followed by a market recovery in 2019, and the rate of decrease in Company expenses reflected in the Management Projections. Following this discussion, the Special Committee directed Duff & Phelps to prepare three sensitivity cases to the Management Projections in order to assist in the Special Committee’s review and negotiation of the Potential Transaction: one assuming no market correction, but maintaining the expenses reflected in the Management Projections; one assuming a market correction, but accelerating a decrease in expenses as compared to that projected by management; and one both assuming no market correction and accelerating a decrease in expenses as compared to that projected by management (collectively, the “Sensitivity Cases”).

Also on November 17, 2016, representatives of Morris Nichols sent to Mr. Chris Jackson, Senior Vice President and General Counsel of the Company, draft resolutions to supersede the Initial Resolutions (the “Committee Proposed Resolutions”). The Committee Proposed Resolutions, among other things, would authorize the Special Committee to negotiate the terms of the Potential Transaction and to explore the availability and relative costs and benefits of available alternatives to the Potential Transaction, and would state that the Board would not approve the Potential Transaction without a prior favorable recommendation of the Special Committee. The Committee Proposed Resolutions also provide for a retainer fee of $35,000 to each member of the Special Committee other than the Chairman and $50,000 to the Chairman, and a monthly fee of $10,000 to each member of the Special Committee other than the Chairman and $14,000 to the Chairman.

On November 20, 2016, the Board adopted the Committee Proposed Resolutions in substantially the form proposed by the Special Committee.

On November 22, 2016, Merrill Lynch, Pierce Fenner & Smith Incorporated, financial advisor to the Purchaser Group (“BofA Merrill Lynch”), delivered to Duff & Phelps a confidential financial analysis based upon the Management Projections.

Also on November 22, 2016, the Special Committee held a telephonic meeting at which Messrs. Eggers and Schappert and representatives of Morris Nichols and Duff & Phelps were present. Among other things discussed at this meeting, representatives of Morris Nichols reviewed with the Special Committee generally certain tax and valuation considerations that might arise given the Company’s organization as an “Up-C” entity. The Special Committee directed Morris Nichols to consult with independent tax counsel to advise the Special Committee on such issues, including, in particular, whether the Purchaser Group might obtain tax benefits as a result of the Potential Transaction and, if so, whether the Special Committee could seek to negotiate for a portion of those tax benefits to be shared with the Unaffiliated Stockholders. In addition, representatives of Duff & Phelps reported that, following discussions with BofA Merrill Lynch, the Duff & Phelps representatives anticipated receiving a formal proposal for the Potential Transaction in the near future.

On the evening of November 22, 2016, the Special Committee received a letter from Mr. Calamos on behalf of the Purchaser Group proposing an acquisition by the Purchaser Group of all Shares not already owned by them for $7.75 per share. In this letter, the Purchaser Group stated that they would not proceed with the Potential Transaction unless it is approved by the Special Committee, and that in their capacity as controlling stockholders of the Company they had no interest in selling any of their Shares or Class B Stock and would not expect to vote in favor of any alternative transaction. In connection with this offer letter, BofA Merrill Lynch delivered to Duff & Phelps a confidential financial analysis based upon the Management Projections.

On November 23, 2016, the Special Committee held a telephonic meeting attended by all members of the Special Committee and representatives from Morris Nichols and Duff & Phelps. The Special Committee discussed with representatives of Morris Nichols and Duff & Phelps the proposal received from the Purchaser Group. At the conclusion of this meeting, the Special Committee directed Duff & Phelps to continue preparing the Sensitivity Cases, and directed Morris Nichols to speak with representatives of Kramer Levin regarding certain structural questions raised by the offer letter received the previous day.

On November 29, 2016, the Special Committee held a telephonic meeting which all members of the Special Committee and representatives of Morris Nichols and Duff & Phelps attended. Representatives of Morris Nichols reported to the Special Committee on discussions they had with representatives of Kramer Levin, during which, among other things, the Kramer Levin representatives stated that the members of the Purchaser Group, in their capacity as controlling stockholders of the Company, would not, under any circumstances, consider selling their stock. Representatives of Duff & Phelps then discussed with the Special Committee certain valuation analyses concerning the Company and the Potential Transaction, including a review of the Sensitivity Cases and a discussion of differences between the discounted cash flow analyses prepared by BofA Merrill Lynch and Duff & Phelps, respectively. Following discussion, the Special Committee directed Duff & Phelps to communicate to the Purchaser Group that the Purchaser Group’s offer was insufficient, but not to make a specific counterproposal at this time.

On November 30, 2016, representatives of Duff & Phelps informed representatives of BofA Merrill Lynch that the Special Committee considered the Purchaser Group’s offer insufficient. In response, representatives of BofA Merrill Lynch, on behalf of the Purchaser Group, stated that, while the Purchaser Group would consider any counterproposal that the Special Committee might wish to make, it would not revise its proposal in the absence of such a counterproposal.

On December 6, 2016, the Special Committee held a telephonic meeting at which Messrs. Schappert and Shiebler and representatives of Morris Nichols and Duff & Phelps were present. At this meeting, representatives of Duff & Phelps informed the Special Committee that Duff & Phelps relayed the Special Committee’s rejection of the Purchaser Group’s initial proposal, and that the Purchaser Group had refused to make a counterproposal without first receiving such a proposal from the Special Committee. During this meeting, each member of the Special Committee stated his belief that, given general market conditions and specific conditions at the Company, discussed more fully in the section of this Schedule 14d-9 labeled “Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”, a premium-generating exit would be in the best interests of the Unaffiliated Stockholders, and thus discussed a desire to respond with a price per share that would both leave enough room for negotiations to proceed but would not be too high as to terminate the negotiations and thereby eliminate the ability for the Unaffiliated Stockholders to receive any premium for their Shares. Following discussion, the Special Committee made a preliminary determination to counter the Purchaser Group’s initial proposal with a proposal of $8.75 per Share. Later that day, the Special Committee reconvened with all members of the Special Committee present and reconfirmed its preliminary determination. The Special Committee directed representatives of Duff & Phelps to convey the $8.75 counterproposal, and to inform BofA Merrill Lynch, among other things, of the Sensitivity Cases the Special Committee had considered in formulating its counterproposal. Representatives of Duff & Phelps communicated this counterproposal to representatives of BofA Merrill Lynch later that day.

On December 7, 2016, representatives of BofA Merrill Lynch, on behalf of the Purchaser Group, conveyed to representatives of Duff & Phelps a counterproposal of $8.00 per share.

On December 8, 2016, representatives of Morris Nichols, at the request of the Special Committee, conferred with representatives of Morrison & Foerster LLP (“Morrison & Foerster”), which had been engaged as independent tax counsel to the Special Committee, to discuss the general tax profile of the Company’s “Up-C” structure and potential ways in which the Purchaser Group might somehow realize additional tax benefits as a direct and immediate result of the Potential Transaction. During this discussion, and based on the general description of the Company’s “Up-C” structure and the background of the Potential Transaction as provided by representatives of Morris Nichols, representatives of Morrison & Foerster stated that they did not see any clear and present opportunity, based upon the Company’s Up-C structure and the nature of the Potential Transaction, for the Purchaser Group to obtain any immediate additional tax benefits as a direct result of the Potential Transaction. Morrison & Foerster based its preliminary view on various facts and circumstances related by Morris Nichols, including the nature of the Potential Transaction as the Purchaser Group’s proposed taxable cash purchase of all of the Company’s outstanding Shares not already owned by the Purchaser Group. Morrison & Foerster advised that such a transaction would not generally be expected to result in any additional amortizable tax basis for the Company in respect of the Company’s assets. Following the preliminary discussion on December 8, 2016 between representatives of Morris Nichols and representatives of Morrison & Foerster, Morrison & Foerster performed a general review of certain public filings of the Company and later informed representatives of Morris Nichols that nothing had been discovered in the course of Morrison & Foerster’s general review that had changed its preliminary views.

On December 9, 2016, at the request of Duff & Phelps, management of the Company provided to Duff & Phelps certain additional information and clarifications with respect to the Management Projections.

On December 12, 2016 the Special Committee held a telephonic meeting at which all members of the Special Committee and representatives of Morris Nichols and Duff & Phelps were present and at which the Purchaser Group’s $8.00 per share counterproposal was discussed. During this discussion, representatives of Duff & Phelps informed the Special Committee of their discussions with BofA Merrill Lynch concerning the purchase price, including those regarding the Sensitivity Cases and certain aspects of the discounted cash flow analyses each of BofA Merrill Lynch and Duff & Phelps were utilizing in connection with valuing the Company. Also during this discussion, representatives of Morris Nichols updated the Special Committee on their preliminary call with representatives of Morrison & Foerster, which took place on December 8, 2016. Following discussion, the Special Committee directed Duff & Phelps to communicate a counterproposal of $8.35 per share. Representatives of Duff & Phelps communicated this counterproposal to representatives of BofA Merrill Lynch later that day.

On December 15, 2016, the Purchaser Group, acting through BofA Merrill Lynch, communicated to representatives of Duff & Phelps a revised proposal of $8.13 per share.

Also on December 15, 2016, representatives of BofA Merrill Lynch sent to representatives of Duff & Phelps a draft merger agreement (the “Draft Merger Agreement”). In sending the Draft Merger Agreement, the representatives of BofA Merrill Lynch stated that, although the Draft Merger Agreement included a “fiduciary out” for a topping bid, such provision was included merely to conform to precedent agreements, and that the Purchaser Group remained unwilling to entertain proposals to sell their Shares.

On December 16, 2016, the Special Committee held a telephonic meeting at which all members of the Special Committee and representatives of Duff & Phelps attended. During this meeting, the Special Committee discussed the $8.13 proposal in light of, among other things, the Sensitivity Cases, additional sensitivity cases that reflected additional expenses that management suggested would arise concomitantly with the additional revenue suggested by the Sensitivity Cases, and various premiums to market implied by the $8.13 counterproposal. Following this discussion, the Special Committee directed representatives from Duff & Phelps to communicate a counterproposal at $8.25 per share, which the Special Committee noted was half way between the initial offer of $7.75 per share and the Special Committee’s initial counterproposal of $8.75 per share. The Special Committee further directed the representatives of Duff & Phelps to convey that the Special Committee did not anticipate much further flexibility, if any, in price negotiations.

Later in the evening of December 16, 2016, representatives of Duff & Phelps conveyed the Special Committee’s counterproposal of $8.25 per share, and the Purchaser Group made an additional counterproposal of $8.20 per share that was subject to announcing an agreement in principle prior to the market’s opening on the following Monday, December 19, 2016.

On December 17, 2016, the Special Committee held a meeting at which all members of the Special Committee and representatives of Duff & Phelps and Morris Nichols were in attendance. Representatives of Duff & Phelps conveyed to the members of the Special Committee the Purchaser Group’s $8.20 counterproposal and the Purchaser Group’s conditioning of that counterproposal on announcing an agreement in principle by market opening on December 19, 2016. The members of the Special Committee discussed with their advisors the Purchaser Group’s timing request, and the pros and cons of negotiating on such a time frame, and concluded the benefits of negotiating with the Purchaser Group in an attempt to meet their proposed time frame outweighed any potential detriments. Representatives of Morris Nichols then reviewed with the Special Committee key provisions of the Draft Merger Agreement, including those relating to conditionality of the Potential Transaction once it is publicly announced and the absence of a “majority-of-the-minority” condition in the Draft Merger Agreement. Following discussion, the Special Committee directed the representatives of Morris Nichols to send a markup of the Draft Merger Agreement to Kramer Levin that would remove many of the provisions that created conditionality to closing, but would include a majority-of-the-minority condition, and directed representatives of Duff & Phelps to convey to BofA Merrill Lynch that a markup of the Draft Merger Agreement would be forthcoming and that the Special Committee would reserve on price pending the Purchaser Group’s response to Morris Nichols’ markup of the Draft Merger Agreement. A markup of the Draft Merger Agreement was sent to Kramer Levin later that evening.

On the morning of December 18, 2016, representatives of Kramer Levin and representatives of Morris Nichols discussed several items raised by Kramer Levin after Kramer Levin had reviewed Morris Nichols’ markup of the Draft Merger Agreement. During the course of the day, representatives of Morris Nichols, in consultation with members of the Special Committee, and representatives of Kramer Levin, in consultation with the Purchaser Group, negotiated the issues raised by representatives of Kramer Levin following receipt of Morris Nichols’ markup of the Draft Merger Agreement. These negotiations resulted in agreement regarding the removal of the majority-of-the-minority tender condition and the inclusion of an “appraisal out” condition, in exchange for an agreement regarding the removal of most Company representations and warranties, the removal and limitation of certain conditions to closing, and an increase in the offer price to $8.25 per share.

The Special Committee met twice on the evening of December 18, 2016. At each meeting, all members of the Special Committee, as well as representatives of Morris Nichols and Duff & Phelps, were in attendance. During the first meeting, representatives of Morris Nichols updated the members of the Special Committee regarding negotiations over the Draft Merger Agreement and informed the members of the Special Committee that Kramer Levin had conveyed the Purchaser Group’s desire publicly to announce an agreement in principle without finalizing the Draft Merger Agreement. The members of the Special Committee stated that they would be amenable to such an approach so long as agreement was reached as to all open issues raised by Kramer Levin following receipt of the Draft Merger Agreement markup. In addition, the members of the Special Committee received a presentation from representatives of Duff & Phelps following which the representatives from Duff & Phelps stated that Duff & Phelps was prepared to provide a written opinion to the effect that the $8.25 cash per share was fair, from a financial point of view, to the Unaffiliated Stockholders (other than with respect to those Unaffiliated Stockholders demanding appraisal of their Shares). During the second meeting, representatives of Morris Nichols updated the members of the Special Committee regarding the remaining open issues raised by Kramer Levin following Kramer Levin’s receipt of the markup of the Draft Merger Agreement, which related to conditionality of the transaction. The members of the Special Committee provided direction to the representatives of Morris Nichols regarding these issues, and authorized Morris Nichols to agree to a public announcement of an agreement in principle assuming that the Purchaser Group agreed to resolution of the open issues per the direction of the Special Committee.

Later that evening, resolution of the final open items raised by Kramer Levin following their receipt of the Draft Merger Agreement markup occurred, and emails between representatives of Morris Nichols and Kramer Levin memorialized the agreement in principle on those items.

Prior to the market open on the following day, December 19, 2016, the Company issued a press release stating that it had reached an agreement in principle to be acquired by the Purchaser Group. The release explained that pursuant to the agreement in principle, an entity owned by the Purchaser Group would commence a tender offer to acquire all of the outstanding Shares at a price of $8.25 per share in cash (the “Consideration”) and that promptly after the closing of the tender offer, any Shares not tendered in the tender offer would be acquired in a second-step merger at the same cash price as paid in the tender offer (the “Proposed Transaction”). The press release also stated that the agreement in principle would be subject to the final negotiation and execution of a mutually satisfactory definitive merger agreement, but would not be contingent on the Purchaser Group obtaining financing.

On December 21, 2016, Kramer Levin sent a markup of the Draft Merger Agreement to Morris Nichols.

On December 22, 2016, the Special Committee held a telephonic meeting at which all members of the Special Committee, along with representatives from Morris Nichols and Duff & Phelps attended. During this meeting, representatives of Morris Nichols discussed with members of the Special Committee the markup of the Draft Merger Agreement sent to Morris Nichols on December 17, 2016, which included certain provisions relating to the Purchaser Group’s financing, Company representations and warranties and other matters that could increase conditionality of the transaction. The Special Committee directed Morris Nichols to convey to Kramer Levin that the Special Committee would not agree to conditionality beyond that reflected in the agreement in principle.

Over the course of the succeeding three weeks, representatives of Morris Nichols, in consultation with members of the Special Committee and Duff & Phelps, and representatives of Kramer Levin, in consultation with members of the Purchaser Group and BofA Merrill Lynch, negotiated the Draft Merger Agreement. During this period, the Special Committee met eight additional times to be updated by representatives of Morris Nichols regarding the negotiations. Among the provisions negotiated during this time were the removal of certain company representations, the inclusion and scope of a condition to the Offer regarding a banking disruption, and the right of Parent, on or after March 31, 2017, to extend the tender offer, even if all conditions are satisfied, in certain limited circumstances if the debt commitment obtained by Parent in connection with the transaction has expired and a substitute debt commitment letter has not been obtained, as well as the requirement for the Company to pay a special dividend, initially proposed by the Purchaser Group to be in an amount of $0.415 per Share, and ultimately negotiated up to an amount of $0.65 per Share, if, following such an extension, the transaction does not close and the merger agreement is terminated in certain circumstances.

On January 4, 2017, Mr. Calamos executed a commitment letter from the Purchaser Group’s bank to provide financing for the tender offer and the second-step merger, with a termination date for the commitment of February 28, 2017, that was subsequently extended, on January 6, 2017, to March 31, 2017.

On January 10, 2017, the Special Committee held a meeting at which all members of the Special Committee and representatives from Morris Nichols and Duff & Phelps were in attendance. Representatives of Morris Nichols reviewed with the members of the Special Committee their fiduciary duties and the material provisions of the Merger Agreement. Additionally, a representative of Duff & Phelps informed the members of the Special Committee that management had informed Duff & Phelps that management had not prepared any new projections since delivery of the Management Projections and believed that the Management Projections continued to be management’s best view as to the future performance of the business. Representatives of Duff & Phelps also informed the Special Committee that they were not aware of any circumstances that would cause Duff & Phelps’ financial analyses presented to the Special Committee on December 18, 2016 materially to change. Duff & Phelps noted that the Company’s stock price had been trading above the $8.25 transaction price, but stated that the market price does not change the conclusions in Duff & Phelps’ valuation analyses or fairness opinion. The representative from Duff & Phelps stated that Duff & Phelps remained prepared to provide a written opinion to the effect that the $8.25 cash per share was fair, from a financial point of view, to the Unaffiliated Stockholders (other than with respect to those Unaffiliated Stockholders demanding appraisal of their Shares). At the conclusion of this meeting, the Special Committee, among other things, recommended that the Board (I) approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, (II) determine that the Offer and the Merger are in the best interest of the Company and the Unaffiliated Stockholders, and (III) recommend that the holders of Common Stock tender their Common Stock pursuant to the Offer.

Later that evening, the Board held a meeting that was attended by all members of the Board, Mr. Herman, Mr. Jackson and representatives of Morris Nichols, Vedder Price and Kramer Levin. The members of the Special Committee reported their recommendation to the full Board and the Board subsequently, by unanimous vote, (I) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, (II) determined that the Offer and the Merger are in the best interest of the Company and the Unaffiliated Stockholders, and (III) recommended that the holders of Common Stock tender their Common Stock pursuant to the Offer.

The Merger Agreement was signed as of January 10, 2017, and the Company issued a press release prior to market open on January 11, 2017 announcing the entry into the Merger Agreement by the Company.

For additional information regarding the background of the Offer, see “Special Factors—Background” in the Offer to Purchase.

(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger.

Both the Special Committee and our Board believe, based on their consideration of the factors described below, that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are substantively and procedurally fair to the Unaffiliated Stockholders.

The Special Committee

The Special Committee, with the advice and assistance of its independent legal and financial advisors, evaluated the Proposed Transaction, the terms and conditions of the Merger Agreement, and the transactions contemplated thereby. Over the course of approximately two-and-a-half months, the Special Committee held 21 meetings and directed its advisors’ negotiations with the Purchaser Group. At a meeting held on January 10, 2017, the Special Committee unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger and determined that the Offer and the Merger are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders. The Special Committee also unanimously recommended that the Board approve and declare advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, determine that the Offer and the Merger are in the best interest of the Company and the Unaffiliated Stockholders, and recommend that the holders of Common Stock tender their Common Stock pursuant to the Offer.

In evaluating the Merger Agreement and the transactions contemplated thereby, the Special Committee consulted with the Special Committee’s independent legal and financial advisors, consulted with our management and considered a number of factors, including, but not limited to, the following material factors (not necessarily in order of relative importance):

•	the fact that assets under management by Calamos Investments have been decreasing, and that stopping or reversing that trend will present significant challenges;

•	the Special Committee’s belief that, based on the Company’s cost structure, significant changes would be necessary to align cost with revenue and such changes involve a significant amount of execution risk;

•	the following macroeconomic and industry risks that the Special Committee believed could negatively impact the Company in the future:

•	the general shift of investors to passive investing and index funds;

•	the growth of the registered investment advisor segment and away from the Company’s historical distribution channels;

•	the uncertain outlook for the U.S. and global capital markets, including the possibility of a market correction;

•	increased regulation, including regulations proposed by the Commission regarding liquidity, derivatives and money markets, which may impose additional costs across the industry;

•	the fact that the U.S. Department of Labor’s fiduciary rule may weight distribution dynamics against traditional asset managers; and

•	the increasing competitive risks arising from, among other things, a rise in the number of funds and vehicle types as well as industry consolidation;

•	the fact that the form of consideration provides certainty of value and the $8.25 price per Share represents a premium of approximately:

•	18.6% over the volume-weighted average closing price for Common Stock for the previous 30-trading day period ended December 16, 2016, the last trading day before the public announcement of an agreement in principle to effect the Proposed Transaction at a price of $8.25 per share; and

•	12.1% over the closing price for Common Stock on December 16, 2016;

•	the fact that, when backing out the cash and other liquid assets on the Company’s unconsolidated balance sheet, both of which the Special Committee believed would not command a premium, from both the Consideration and the market price of the Common Stock, the pro forma $1.52 price per Share represents a premium of approximately:

•	578.7% over the volume-weighted average closing price for Common Stock for the previous 30-trading day period ended December 16, 2016, the last trading day before public announcement of an agreement in principle to effect the Proposed Transaction at a price of $8.25 per share; and

•	142.3% over the closing price for Common Stock on December 16, 2016;

•	the fact that the Special Committee’s extensive negotiations with Parent resulted, among other things, in an increase in price to $8.25 per share from an initial proposed price of $7.75 per share;

•	the fact that after considering the possibility of remaining independent, the Special Committee believed that doing so was less favorable to the Company’s stockholders than the Merger Agreement given the potential risks, rewards and uncertainties associated with remaining independent;

•	the financial analyses presented to the Special Committee by Duff & Phelps, as well as the fairness opinion provided by Duff & Phelps;

•	the fact that representatives of Morrison & Foerster, who had been engaged as independent tax counsel to the Special Committee and who had conducted a discussion with Morris Nichols on December 8, 2016, had not seen any clear and present opportunity, based upon the Company’s Up-C structure and the nature of the Proposed Transaction, for the Purchaser Group to obtain any immediate additional tax benefits as a direct result of the Proposed Transaction;

•	the likelihood that the Proposed Transaction would be completed based on, among other things, the provisions regarding financing in the Merger Agreement, the ability of the Company to seek specific performance of Parent’s and Offeror’s obligations in the Merger Agreement, and the likelihood and anticipated timing of completing the Proposed Transaction in light of the limited scope of the conditions to completion; and

•	the other terms of the Merger Agreement, including:

•	the Board’s ability, under certain circumstances, to withdraw or modify its recommendations regarding the Merger;

•	the ability of the Company to furnish information to and engage in discussions or negotiations with a third party under certain circumstances in the Merger Agreement;

•	the Company’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an agreement providing for a Superior Proposal (as defined in the Merger Agreement);

•	the termination fee payable to Parent under certain circumstances, including in connection with the termination of the Merger Agreement, which the Special Committee concluded was reasonable in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement; and

•	the requirement that the Special Committee approve any amendment or waiver of any provision of the Merger Agreement, and that no decision or determination shall be made, or action taken, by the Company or the Board with respect to the Merger Agreement without Special Committee approval;

The Special Committee also considered a number of factors that are discussed below relating to the procedural safeguards that it believes were and are present to ensure the fairness of the Proposed Transaction. The Special Committee believes the following factors support its determinations and recommendations and provide assurance of the procedural fairness of the Proposed Transaction to the Unaffiliated Stockholders:

•	the fact that the Special Committee is comprised of three directors who are independent of the Company and the Purchaser Group and are not members of the Company’s management;

•	the fact that, other than the receipt of committee fees which are not contingent upon the consummation of the Merger or a recommendation of the Merger, customary D&O insurance and the acceleration of certain Restricted Stock Units, the value of which is not material to any of the members of the Special Committee, none of the Special Committee members has interests in the Merger different from, or in addition to, those of the Unaffiliated Stockholders;

•	the fact that the Special Committee was authorized to, and did, propose the scope of its own authority, which authority included the ability to explore the availability and relative costs and benefits of available alternatives to the Proposed Transaction;

•	the fact that the Board resolved not to approve the Proposed Transaction without a prior favorable recommendation of the Special Committee;

•	the fact that the Special Committee was advised by Morris Nichols as its independent legal counsel, Morrison & Foerster as its independent tax counsel and Duff & Phelps as its independent financial advisor;

•	the fact that the Special Committee requested and received from Duff & Phelps a fairness opinion; and

•	the fact that the Special Committee engaged in active negotiations with the Purchaser Group regarding the Consideration and the other terms of the Proposed Transaction and the Merger Agreement.

The Special Committee also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following (not necessarily in order of relative importance):

•	the risk that the Proposed Transaction might not be completed in a timely manner or at all;

•	the risks and costs to the Company if the Proposed Transaction does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company’s various business relationships;

•	the fact that following the completion of the Merger the Unaffiliated Stockholders would not be able to participate in the future growth or earnings of the Company;

•	the fact that the Purchaser Group had repeatedly stated they would not, in their capacity as stockholders, entertain alternative transactions to the Proposed Transaction, which may discourage other potential acquirors from making a competing proposal for a transaction with the Company;

•	the fact than an all cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes;

•	the fact that the Special Committee sought, but did not obtain, a majority-of-the-minority tender condition;

•	the fact that the Company’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Unaffiliated Stockholders;

•	the Special Committee’s belief that it was not clear whether, and if so, to what extent, the trading price of the Common Stock prior to the public announcement of an agreement in principle to effect the Proposed Transaction at a price of $8.25 per share reflected a belief that Calamos Investments would make a cash distribution to its members in the short-term, which belief may change the context in which the premium the Consideration reflects to the trading price of the Common Stock is viewed; and

•	the fact that the Common Stock has traded above $8.25 per share since the public announcement of an agreement in principle to effect the Proposed Transaction at a price of $8.25 per share.

The Special Committee concluded that the potential benefits that it expected the Unaffiliated Stockholders would achieve as a result of the Proposed Transaction outweighed the risks and potentially negative factors relevant to the Proposed Transaction. The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but includes the material factors considered by the Special Committee. In view of the variety of factors considered in connection with its evaluation of the Proposed Transaction, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Special Committee did not undertake to make any specific determination as to whether any factor or any particular aspect of any factor supported or did not support its ultimate decision. The Special Committee based its recommendation on the totality of the information presented. Accordingly, the Special Committee has decided that it is in the best interest of the Company and the Unaffiliated Stockholders to undertake the going private transaction at this time for the reasons described above.

The foregoing discussion of the information and factors considered by the Special Committee is forward-looking in nature. This information should be read in light of the factors set forth in the section entitled “Cautionary Statement Concerning Forward-Looking Information” elsewhere herein.

Recommendation of the Board

The Board consists of the three members of the Special Committee, as well as Messrs. Calamos and Koudounis. On January 10, 2017, based in part on the unanimous recommendation of the Special Committee, as well as on the basis of the other factors described above, the Board unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, determined that the Offer and the Merger are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders, and recommended that the holders of Common Stock tender their Common Stock pursuant to the Offer.

The Board recommends unanimously that you tender your Shares pursuant to the Offer.

The Board believes, based on their considerations of the factors described above, that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are substantively and procedurally fair, to the Unaffiliated Stockholders. In adopting the Special Committee’s recommendations and concluding that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the Company and the Unaffiliated Stockholders, the Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above.

The Company entered into the Merger Agreement at this time because it believes that, in light of the factors described above, it will be challenging for the Company to compete as a public company. The Company believes that, as a private company, it will have greater operating flexibility, and management will be able more effectively to concentrate on long-term growth and reduce its focus on the quarter-to-quarter performance often emphasized by the public markets. Additionally, the consideration offered under the Merger Agreement represents a significant premium to the recent trading prices for Common Stock and is payable in cash, providing the Unaffiliated Stockholders an opportunity to receive a defined value for their Shares. The Company believes that providing such liquidity to its stockholders at such a premium at this time is in the best interests of the Unaffiliated Stockholders.

(d) Fairness Opinion of Financial Advisor to the Special Committee

The Company and the Special Committee engaged Duff & Phelps to serve as an independent financial advisor to the Special Committee (solely in its capacity as such) to (i) provide independent financial advisory services to the Special Committee and (ii) render an opinion as to the fairness, from a financial point of view, of the Offer Price and the Merger Consideration to be received by the holders of Shares (other than Parent and its affiliates (including Calamos Investments (referred to herein as “CILLC”)) and members of the management of the Company, and other than with respect to Shares outstanding immediately prior to the effective time of the Merger and held by a holder who is entitled to demand, and properly demands, appraisal of such Shares (“Dissenting Shares”) in the Proposed Transaction (without giving effect to any impact of the Proposed Transaction on any particular holder of Common Stock, other than in its capacity as a holder of Common Stock).

The Company and the Special Committee retained Duff & Phelps based on Duff & Phelps’ qualifications, reputation, experience in the valuation of businesses and their securities, and its experience in valuing companies in the asset management industry. As a leading global independent provider of financial advisory and investment banking services, Duff & Phelps is regularly engaged in the valuation of businesses and securities and the preparation of opinions in connection with mergers, acquisitions, spin-offs, financings, and other strategic transactions (including “going-private” transactions like the Proposed Transaction).

On December 18, 2016, Duff & Phelps advised the Special Committee that it was prepared to render a fairness opinion with respect to the Proposed Transaction, and on January 10, 2017, Duff & Phelps delivered to the Special Committee its written opinion dated January 10, 2017 (which was subsequently communicated to the Board) that, subject to the assumptions, qualifications, and limitations set forth therein, as of January 10, 2017, the Offer Price and the Merger Consideration to be received by the holders of Shares (other than Parent and its affiliates (including CILLC) and members of the management of the Company, and other than with respect to Dissenting Shares) in the Proposed Transaction was fair from a financial point of view to such holders (without giving effect to any impact of the Proposed Transaction on any particular holder of Common Stock other than in its capacity as a holder of Common Stock).

The full text of the written opinion of Duff & Phelps dated January 10, 2017, which sets forth, among other things, certain assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Duff & Phelps in rendering its opinion, is attached as Annex A to this Schedule 14D-9 and incorporated herein by reference. The summary of the written opinion of Duff & Phelps set forth below is qualified in its entirety by the full text of Duff & Phelps’ written opinion attached as Annex A to this Schedule 14D-9. The opinion expressed by Duff & Phelps was provided for the information and assistance of the Special Committee in connection with its consideration of the Proposed Transaction, and such opinion does not constitute a recommendation as to any action that any stockholder of the Company should take in connection with the Offer or the Merger and is not a recommendation as to whether or not any stockholder should tender such stockholder’s Shares in connection with the Offer or how any stockholder otherwise should act in connection with the Offer or the Merger. You are urged to read the opinion carefully and in its entirety.

Scope of Duff & Phelps’ Analysis

In connection with its opinion, Duff & Phelps made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market, and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

•	Reviewed the following documents:

•	The Company’s annual reports and audited financial statements on Form 10-K filed with the Commission for the years ended December 31, 2012 through 2015, and the Company’s unaudited interim financial statements for the nine months ended September 30, 2015 and 2016 included in the Company’s Form 10-Q filed with the Commission;

•	Other internal documents relating to the history, current operations and probable future outlook of the Company, including the Management Projections;

•	Drafts of the Merger Agreement dated December 15, 2016, and December 17, 2016, and a copy of the Merger Agreement dated as of January 10, 2017, and the specific terms of the Proposed Transaction set forth therein; and

•	Financing documents including a draft commitment letter dated December 23, 2016 and draft term sheet dated December 16, 2016;

•	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

•	Reviewed the historical trading price and trading volume of the Common Stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Certain Assumptions made by Duff & Phelps

In its review and analysis, and in arriving at its opinion, Duff & Phelps made certain assumptions and relied on certain information that Duff & Phelps obtained from Company management. In addition, Duff & Phelps also relied on certain representations made by Company management. In each case, the Special Committee gave its consent to Duff & Phelps to make such assumptions and rely on such information and representations. In particular, Duff & Phelps, with the Special Committee’s consent:

•	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including management of the Company, and did not independently verify such information;

•	Relied upon the fact that the Special Committee, Board and Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

•	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expressed no opinion with respect to such projections or the underlying assumptions;

•	Assumed that information supplied and representations made by management of the Company are substantially accurate regarding the Company and the Management Projections;

•	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate;

•	Assumed that the final versions of all documents, including the Merger Agreement, reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or fact that would make the information reviewed by Duff & Phelps incomplete or misleading;

•	Assumed that all of the conditions required to implement the Proposed Transaction would be satisfied and that the Proposed Transaction will be completed in accordance with the terms and provisions of the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

•	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction would be obtained without any adverse effect on the Company.

Duff & Phelps advised the Special Committee that to the extent that any of the foregoing assumptions or any of the facts on which the Duff & Phelps opinion is based proves to be untrue in any material respect, the Duff & Phelps opinion should not be relied upon. Furthermore, in its analysis and in connection with the preparation of its opinion, Duff & Phelps noted that it made numerous assumptions with respect to industry performance, general business, market and economic conditions, and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Summary of Financial Analyses by Duff & Phelps

The following is a summary of the material analyses performed by Duff & Phelps in connection with rendering its opinion to the Special Committee. Duff & Phelps noted that the analyses have been designed specifically for the opinion and may not translate to any other purposes. The preparation of a fairness opinion is a complex analytical process, and therefore is not readily susceptible to partial analysis or summary description. While this summary describes the analyses and factors that Duff & Phelps prepared and reviewed in connection with its presentations to the Special Committee and its opinion, it does not purport to be a comprehensive description of all analyses and factors considered by Duff & Phelps. The opinion is based on Duff & Phelps’ overall consideration of the various analyses performed; however given the unique financial performance characteristics of CILLC, Duff & Phelps’ opinion was based solely on the discounted cash flow analysis described below. This summary is qualified in its entirety by reference to the full text of the opinion attached as Annex A to this Schedule 14D-9.

In arriving at its opinion, Duff & Phelps employed several analytical methodologies. Each analytical methodology has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular methodologies. Accordingly, given CILCC’s financial performance characteristics, Duff & Phelps ultimately determined that the discounted cash flow analysis described below was the sole analysis to be utilized in rendering its opinion. The conclusion reached by Duff & Phelps is based on the application of Duff & Phelps’ own experience and judgment to the analyses and factors considered by Duff & Phelps, taken as a whole.

The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Duff & Phelps, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The order of the analyses described does not represent the relative importance or weight given to those analyses by Duff & Phelps.

Duff & Phelps used various valuation analyses (described in detail below) to estimate the per share value of a Share. The Company’s assets include a 22.2% economic interest in the operating company, CILLC (the “CILLC Interest”), valued in a range of $26.3 million to $32.8 million. Duff & Phelps determined the value of the CILLC Interest by first valuing CILLC on an Enterprise Value basis. “Enterprise Value” refers to the value of an entire business enterprise on a going-concern basis; in the context of Duff & Phelps’ analysis, Enterprise Value excludes CILLC’s excess cash and indebtedness. The resulting range of Enterprise Values for CILLC from Duff & Phelps’ analysis was $118.7 million to $147.7 million. Since CILLC had no excess cash or indebtedness outstanding, the range of total equity values for CILLC was $118.7 million to $147.7 million and the value range for the CILLC Interest was $26.3 million to $32.8 million.

To the CILLC Interest, Duff & Phelps added the Company’s cash and cash equivalents of $52.7 million on an unconsolidated basis ($55.8 million as of September 30, 2016 less a $3.1 million dividend paid on November 21, 2016), a loan receivable from CILLC of $45.1 million, a 22.2% interest in anticipated distributions of $125.0 million by CILLC to its unitholders, totaling $27.8 million to the Company, and a deferred tax asset valued at $12.0 million to $13.4 million. The result was a range of total equity values for the Company of $163.9 million to $171.8 million. The range of total equity values was divided by the sum of 20,530,571 Shares outstanding and 100 shares of outstanding Class B Stock to produce a range of $7.98 per share and $8.37 per share. Duff & Phelps noted that the Consideration of $8.25 per share fell within the range of the resulting share prices.

($ in millions, except per share data)	Low		High
CILLC Equity Value Conclusion	$118.7	—	$147.7
Company’s 22.2% Economic Interest	$26.3	—	$32.8

Plus:
Cash and Cash Equivalents	$52.7	—	$52.7
Loan Receivable	$45.1	—	$45.1
CILLC Distributions	$27.8	—	$27.8
Deferred Tax Asset	$12.0	—	$13.4

Company Aggregate Equity Value	$163.9	—	$171.8
Fully Diluted Shares Outstanding	20,531,671
Total Value per Share	$7.98	—	$8.37

Company’s Historical Trading Price and Volume

Because the Company’s Common Stock is publicly traded, Duff & Phelps considered the per share value ascribed to it by the public markets. Duff & Phelps analyzed the Company’s historical stock prices, trading volume, level of institutional ownership, and historical valuation multiples. On December 16, 2016, the Common Stock closed at a price of $7.36 per share. Over the year ended on that date, the Company’s stock traded in a range of closing prices of $6.08 to $10.07 per share. Daily trading volume averaged 137,936 shares, 96,097 shares, and 85,855 shares over the two-week, one-month and six-month periods, respectively, prior to December 16, 2016. In performing its fundamental valuation analyses, Duff & Phelps considered the price per publicly traded Share as one indication of value among several others analyzed and described in this Schedule 14D-9.

CILLC Discounted Cash Flow Analysis

A discounted cash flow analysis is a valuation methodology used to derive a valuation of a business enterprise by calculating the present value of estimated future cash flows. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows by a discount rate that takes into account macro-economic assumptions and estimates of risk, estimates of risk specific to the subject company, the opportunity cost of capital, expected returns and other appropriate factors. Duff & Phelps performed a discounted cash flow analysis by adding (1) the present value of projected unlevered free cash flows for CILLC for the fiscal years 2017 through 2023 to (2) the present value of the terminal value for CILLC as of 2023. “Unlevered free cash flow” is defined as cash that is available to either reinvest or to distribute to all security holders and “terminal value” refers to the value of all future cash flows at a particular point in time.

Duff & Phelps used financial projections provided by the Company’s management for the years ending December 31, 2017 to 2023, which are included in the Management Projections (the “Management Base Case”), and considered two scenarios that did not include a market correction (individually, “No Market Correction Case 1” and “No Market Correction Case 2” and collectively, the “No Market Correction Cases”). Duff & Phelps noted that the Management Base Case included an explicit assumption of a market correction in 2018 and ensuing market recovery in 2019. The No Market Correction Cases considered, among other factors, an average market performance in both 2018 and 2019. The difference between No Market Correction Case 1 and No Market Correction Case 2 is a difference in expense assumptions between the two scenarios. Any Sensitivity Cases not discussed in this summary were prepared to assist the Special Committee in its negotiations with the Purchaser Group and were not relevant to, and not relied on for purposes of, Duff & Phelps’ fairness opinion. Beyond the projection period, Duff & Phelps estimated the “terminal value” using a perpetuity formula that assumed a long-term growth rate in unlevered free cash flow of 3.0% per year. Duff & Phelps discounted the resulting free cash flows and terminal value using a weighted average cost of capital range of 13.0% to 15.0%, derived from the Capital Asset Pricing Model and other factors. In the weighted average cost of capital analysis, Duff & Phelps selected an unlevered beta range of 1.20 to 1.30, a debt-to-capital range of 10.0% to 20.0%, a tax rate of 37.0%, a risk-free rate of 3.5% based on an average historical long-term treasury yield in combination with a market risk premium of 5.5%, and a pre-tax long-term indebtedness rate range of 5.1% to 7.5%.

The discounted cash flow analyses indicated a range of Enterprise Values for CILLC of:

Management Base Case	$105.0 million to $132.0 million
No Market Correction Case 1	$118.0 million to $147.0 million
No Market Correction Case 2	$133.0 million to $164.0 million

Conclusion	$118.7 million to $147.7 million

Selected Public Companies / M&A Transactions Analysis

A selected public companies analysis compares a subject company to a group of publicly traded companies that investors may consider similar to the subject company, and applies valuation multiples to the subject company’s financial performance metrics based on the qualitative and quantitative comparison. Comparative factors include, but are not limited to, historical and projected growth and volatility in earnings and factors that affect the riskiness of future cash flows. Duff & Phelps compared the Company to fifteen publicly traded companies:

Affiliated Managers Group, Inc.	BlackRock, Inc.
Cohen & Steers, Inc.	Eaton Vance Corp.
Federated Investors, Inc.	Franklin Resources, Inc.
GAMCO Investors, Inc.	Invesco Ltd.
Legg Mason, Inc.	Manning & Napier, Inc.
OM Asset Management plc	T. Rowe Price Group, Inc.
Virtus Investment Partners, Inc.	Waddell & Reed Financial, Inc.
WisdomTree Investments, Inc.

Duff & Phelps noted that none of the public companies utilized in its analysis are identical to the Company, but these companies were selected because they are publicly traded companies with operations and businesses that, for purposes of Duff & Phelps’ analyses, may be considered similar to those of the Company. Accordingly, a complete valuation analysis cannot be limited to a quantitative review of the selected companies and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of the Company.

Duff & Phelps used publicly available historical financial data and equity research estimates as compiled by Capital IQ to calculate certain valuation ratios for the public companies listed in the table above. Duff & Phelps analyzed historical and projected assets under management (“AUM”), revenue, and earnings before interest, taxes, depreciation and amortization (“EBITDA”) for each of the publicly traded companies. Duff & Phelps then analyzed such public companies’ trading multiples of enterprise value to their respective reported and forecasted (as available) AUM, revenue and EBITDA. The tables below summarize such analysis.

	EV / LTM EBITDA	EV / 2016P EBITDA	EV / 2017P EBITDA	EV / 2018P EBITDA	EV / LTM Revenue	EV as a % of AUM
Low	3.9x	4.9x	5.6x	6.0x	1.09x	0.68%
Median	9.4x	9.4x	8.1x	7.5x	3.23x	1.54%
Mean	9.2x	9.9x	9.1x	8.1x	3.35x	1.71%
High	15.7x	23.6x	20.9x	14.6x	5.90x	3.74%

Source: Capital IQ, SEC filings; “P” = Median equity analyst projection

Multiples calculated using stock prices as of December 16, 2016

LTM = Latest twelve months ended on or around September 30, 2016

Duff & Phelps also calculated implied multiples paid for target companies (the “Target Companies”) involved in merger and acquisition transactions in the asset management industry. Duff & Phelps selected twelve transactions for purposes of its analysis.

Date	Target	Acquirer	EV / EBITDA	EV / Revenue	EV as a % of AUM
10/03/2016	Janus Capital Group, Inc.	Henderson Group plc	10.9x	3.39x	1.79%
08/19/2016	CIFC LLC	F.A.B. Partners I LP	23.9x	14.40x	15.96%
05/22/2016	Resource America, Inc.	C-III Capital Partners LLC	9.4x	2.01x	2.17%
02/29/2016	Apex Capital Management, Inc.	Fiera US Holding Inc.	7.4x	NA	1.91%
02/26/2015	StanCorp Financial Group Inc.	Meiji Yasuda Life Insurance Co., Ltd.	11.4x	1.98x	NA
02/02/2015	Ashcourt Rowan plc	Towry Finance Company Limited	23.2x	2.81x	2.26%
10/17/2014	Quilter Cheviot Limited	Old Mutual Wealth Management Ltd	15.0x	4.68x	3.61%
06/25/2014	Frank Russell Company	London Stock Exchange Group plc	11.4x	1.68x	1.05%
06/19/2014	Numeric Investors LLC	Man Group plc	10.5x	5.53x	3.36%
04/13/2014	Nuveen Investments, Inc.	TIAA-CREF Asset Management Inc.	15.3x	5.82x	2.83%
03/25/2014	Ignis Asset Management	Standard Life Investments Limited	7.5x	2.60x	0.66%
01/27/2014	F&C Asset Management plc	Bank of Montreal	8.7x	3.25x	0.92%

Source: Capital IQ, SEC filings

The range of Enterprise Values for CILLC from Duff & Phelps’ Discounted Cash Flow Analysis was $118.7 million to $147.7 million, implying an Enterprise Value / 2017 EBITDA multiple range of 10.5x to 13.0x (2017 EBITDA of $11.3 million), an Enterprise Value / 2018 EBITDA multiple range of 15.7x to 19.5x (2018 EBITDA of $7.6 million), and an Enterprise Value as a percentage of AUM range of 0.59% to 0.74% (September 30, 2016 AUM of $20.1 billion).

Due to the limited comparability of the selected public companies’ and Target Companies’ financial metrics relative to those of CILLC, rather than applying a range of selected multiples from a review of the public companies and M&A transactions, Duff & Phelps reviewed various valuation multiples for CILLC implied by the valuation range determined from the Discounted Cash Flow Analysis in the context of CILLC’s relative size, forecasted growth in revenue and profits, profit margins, and capital spending. The selected public companies’ and Target Companies’ financial metrics, along with the Premiums Paid Analysis discussed below, were presented to the Special Committee for illustrative purposes only, and the discounted cash flow analysis discussed above was the sole basis for Duff & Phelps’ opinion.

Premiums Paid Analysis

Duff & Phelps also provided a premiums paid analysis to the Special Committee. As part of the analysis, Duff & Phelps compared the value of the CILLC Interest implied by the Offer Price to the value of the CILLC Interest implied by the Common Stock price in the public markets. To determine the value of the CILLC Interest implied by the Offer Price, Duff & Phelps subtracted the Company’s other assets from the Offer Price, including cash and cash equivalents of $2.57 per Share, a loan receivable from CILLC of $2.20 per Share, a 22.2% interest in anticipated distributions from CILLC to its members equivalent to $1.35 per Share, and a deferred tax asset valued at $0.62 per Share. The result was a value of the CILLC Interest of $1.52 per Share implied by the Offer Price. Duff & Phelps utilized the same methodology to determine the value of the CILLC Interest implied by the public markets based on the closing price of the Common Stock as of December 16, 2016. The result was a value of the CILLC Interest of $0.63 per Share. As a result of the analysis, Duff & Phelps calculated that the Offer Price represented a 142.3% premium for the CILLC Interest to the implied public market value as of December 16, 2016. In addition to analyzing the premium based on the December 16, 2016 closing price, Duff & Phelps also calculated the premium to the Company’s 30-day volume weighted average price (“VWAP”), 60-day

VWAP, and 90-day VWAP, in each case, calculated from December 16, 2016. The tables below summarize such analysis.

	Final Offer	Closing Price 12/16/2016	30-Day VWAP	60-Day VWAP	90-Day VWAP
Price per Share	$8.25	$7.36	$6.96	$6.72	$6.79
Trading Premium %		12.1%	18.6%	22.8%	21.5%
Less:
Cash and Cash Equivalents	($2.57)	($2.57)	($2.57)	($2.57)	($2.57)
Loan Receivable	($2.20)	($2.20)	($2.20)	($2.20)	($2.20)
CILLC Distribution	($1.35)	($1.35)	($1.35)	($1.35)	($1.35)
Deferred Tax Asset	($0.62)	($0.62)	($0.62)	($0.62)	($0.62)

Implied Value of CILLC Interest	$1.52	$0.63	$0.22	($0.01)	$0.06
CILLC Premium %		142.3%	578.7%	NM	NM

Duff & Phelps advised the Special Committee that it was not clear whether, and if so, to what extent, the trading price of the Common Stock prior to the public announcement of an agreement in principle to effect the Proposed Transaction at a price of $8.25 per share reflected a belief that Calamos Investments would make a cash distribution in the short-term. Any such distribution would change the context in which the premium the Consideration reflects to the trading price of the Common Stock should be viewed.

Summary of Valuation Analysis Conclusion

Based on the valuation indications derived from its discounted cash flow valuation analyses, Duff & Phelps determined a value range of $7.98 to $8.37 per Share. Duff & Phelps noted that the Offer Price and the Merger Consideration of $8.25 per share fell within the range of the resulting share prices. As a result, subject to the assumptions, qualifications, and limitations set forth in Duff & Phelps’ opinion, Duff & Phelps determined that the Offer Price and the Merger Consideration to be received by the holders of Shares (other than Parent and its affiliates (including CILLC) and members of the management of the Company, and other than with respect to Dissenting Shares) in the Proposed Transaction was fair from a financial point of view to such holders (without giving effect to any impact of the Proposed Transaction on any particular holder of Common Stock other than in its capacity as a holder of Common Stock).

Certain Qualifications and Limitations of the Duff & Phelps Opinion

Duff & Phelps prepared its written opinion effective as of January 10, 2017. The opinion is necessarily based upon market, economic, financial, and other conditions as they existed and could be evaluated as of the date of the opinion, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the effective date of the opinion.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction or (ii) advise the Special Committee, Board or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Common Stock or any other securities of the Company (or anything else) after the announcement of the Proposed Transaction. The opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the

Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering the opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the holders of publicly traded Shares in the Proposed Transaction, or with respect to the fairness of any such compensation.

The Duff & Phelps opinion was addressed to the Special Committee, and given solely with respect to the Proposed Transaction. The Duff & Phelps opinion: (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee, Board or any holder of Common Stock should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Merger Consideration received is the highest amount attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Duff & Phelps opinion is based. Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Fees and Expenses, Prior Relationships

The Special Committee formally retained Duff & Phelps to act as financial advisor to the Special Committee and to render a fairness opinion with respect to any transaction based on Duff & Phelps’s qualifications, experience and expertise. Pursuant to the Company’s engagement letter with Duff & Phelps, the Company agreed to pay Duff & Phelps (i) a nonrefundable retainer of $375,000, payable upon execution of the Agreement, to serve as independent financial advisor to the Special Committee and (ii) $375,000 payable upon the rendering by Duff & Phelps of its fairness opinion. The Company also agreed to pay additional fees at Duff & Phelps’s standard hourly rates for any time incurred by Duff & Phelps to support its findings after the delivery of its opinion. The Company also agreed to reimburse Duff & Phelps for reasonable out-of-pocket expenses and for reasonable fees and expenses of legal counsel retained by Duff & Phelps, not to exceed $40,000, unless otherwise approved by the Special Committee in advance. The Company also agreed to indemnify Duff & Phelps and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

The terms of the fee arrangement with Duff & Phelps, which Duff & Phelps believes are customary in transactions of this nature, were negotiated at arm’s length between the Special Committee and Duff & Phelps, and the Special Committee is aware of these fee arrangements. No portion of Duff & Phelps’ fee was contingent on either the conclusions reached in its opinion or the consummation of the Proposed Transaction or any other transaction. During the two years preceding the date of the opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated. Duff & Phelps may provide valuation and financial advisory services to the Company or the Board (or any committee thereof) in the future.

(e) Certain Company Forecasts

The Company historically has not made public projections of revenues, earnings or other prospective financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. In the course of evaluating the potential transaction with Offeror and Parent, however, the Company’s management prepared certain prospective financial information that was provided to and discussed with the Special Committee and, at the direction of the Special Committee, with the financial advisor to the Special Committee.

Set forth below is a summary of the prospective financial information that was provided to the Special Committee and the financial advisor to the Special Committee, as well as calculations of free cash flows prepared by the financial advisor to the Special Committee based upon the prospective financial information provided by management. The prospective financial information is being included in this Schedule 14D-9 not to influence stockholders’ decisions on whether to tender their Shares in the Offer but because this information was made available to the Special Committee and Special Committee’s financial advisor. The prospective financial information provided was not prepared with a view toward public disclosure, and the summary disclosure of this information in this Schedule 14D-9 should not be regarded as an indication that the Company or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Accordingly, readers of this Schedule 14D-9 should not place undue reliance on the prospective financial information contained herein, including as part of any decision to tender or withhold from tendering Shares in the Offer.

The prospective financial information was not prepared with a view toward complying with GAAP, Commission guidelines regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

The prospective financial information prepared by Company management was based on a number of variables, assumptions and estimates made by Company management at the time it was prepared with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the business of the Company, such as the performance of and competition in the mutual fund, asset management and broader financial services sectors; the value and composition of assets under management; overall performance of the capital markets, including an assumed correction in 2018 followed by a market recovery in 2019; and the anticipated effects of the estimated future performance of the Company’s business, all of which are difficult to predict and many of which are beyond the control of the Company. The Company believes that the assumptions its management used in formulating its prospective financial information were reasonable at the time the prospective financial information was prepared, taking into account the relevant information available to Company management at the time. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in the prospective financial information, including, but not limited to, the risk and uncertainties described in the Company’s reports filed with the Commission. See also the section captioned “Forward-Looking Information” in this Schedule 14D-9.

There can be no assurance that the results projected in the prospective financial information would have been realized or that actual results would not have materially varied from what has been projected. The prospective financial information does not reflect any revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur after the date the prospective financial information was prepared. The prospective financial information also covers multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. Economic and business environments can and do change quickly, which adds additional uncertainty as to whether the results portrayed in the prospective financial information will be achieved. The prospective financial information also will be affected by the ability of the Company to achieve its strategic goals, objectives and targets over the applicable periods. Additionally, the prospective financial information does not take into account:

•	any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the Merger Agreement;

•	other matters related to the Merger, including the expenses incurred in connection with negotiating and completing the Merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decision or action that would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger; and

•	the effect of any failure of the Offer and/or the Merger to occur.

Some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts may have changed since the date the prospective financial information was prepared.

Summary Prospective Financial Information

The summary prospective financial information below was based on assumptions that the Company management believed were reasonable at the time management prepared the prospective financial information (and in the case of free cash flow calculations, prepared by the Special Committee’s financial advisor based upon the prospective financial information provided by Company management). As described above, however, these assumptions are inherently uncertain, were made as of the time the prospective financial information was prepared and may not be appropriate, either now or in the future, in light of changed circumstances, economic conditions or other developments.

The following table presents summary selected prospective financial information for the Company prepared by Company management for the following fiscal years ending December 31:

	Estimated	Projected
	($ in millions)	($ in millions)
	2016	2017	2018	2019	2020	2021	2022	2023
Total Revenue	$192.3	$183.7	$160.0	$148.9	$157.2	$161.8	$167.1	$172.7
EBITDA	17.5	11.3	7.6	14.1	23.9	34.3	34.6	34.9

The following table presents summary selected prospective financial information prepared by the Special Committee’s financial advisor based upon the prospective financial information provided by Company management:

	Projected
	($ in millions)
	2017	2018	2019	2020	2021	2022	2023
Free Cash Flow*	(0.8)	1.2	4.1	11.3	17.4	19.7	19.9

*	Free cash flow calculations were prepared by Duff & Phelps based upon data provided in the Management Projections.

Readers of this Schedule 14D-9 are cautioned not to place undue reliance on the prospective financial information set forth above. No representation is made by the Company, the Special Committee’s financial advisor, or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information included in the prospective financial information. The inclusion of prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events.

Except as may be required by law, the Company disclaims any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing after the date they were made or to reflect the occurrence of future events, even if any or all of the assumptions underlying such prospective financial information are no longer appropriate.

GAAP Reconciliations

The summary prospective EBITDA and free cash flow set forth above are prospective non-GAAP financial measures. We calculate EBITDA by adding back the anticipated amortization of deferred sales commissions and the anticipated other amortization and depreciation charges to anticipated operating income in each period. Free cash flow is calculated by deducting anticipated tax expense, change in working capital, capital expenditures and deferred compensation from anticipated EBITDA in each period. The Company did not prepare any forecasted statement of cash flows. EBITDA and free cash flow should not be considered in isolation or as a substitute for net income (loss), cash flows from operations or other consolidated income or cash flow data prepared in accordance with GAAP. The method for calculating EBITDA and free cash flow set forth herein may not be comparable to methods used by other companies to calculate similarly titled non-GAAP measures.

	Estimated	Projected
	($ in millions)	($ in millions)
	2016	2017	2018	2019	2020	2021	2022	2023
Operating income	12.8	7.0	3.4	10.0	19.9	30.5	30.9	31.3
Amortization of deferred sales commissions	1.0	0.7	0.6	0.4	0.3	0.2	0.0	0.0
Other amortization and depreciation	3.7	3.6	3.6	3.6	3.6	3.6	3.6	3.6
EBITDA	17.5	11.3	7.6	14.1	23.9	34.3	34.6	34.9

	Projected
	($ in millions)
	2017	2018	2019	2020	2021	2022	2023
EBITDA	11.3	7.6	14.1	23.9	34.3	34.6	34.9
Tax expense	(2.6)	(1.2)	(3.7)	(7.4)	(11.3)	(11.4)	(11.6)
Change in working capital	0.3	(1.6)	(2.6)	(1.6)	(2.1)	0.2	0.2
Capital expenditures	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)
Deferred compensation	(6.3)	0	0	0	0	0	0
Free cash flow	(0.8)	1.2	4.1	11.3	17.4	19.7	19.9

(f) Intent to Tender. To the Company’s knowledge, after making reasonable inquiry, except to the extent tendering such Shares could subject a director or executive officer to liability under applicable securities laws, rules or regulations, including Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the Company’s directors and executive officers currently intends to tender into the Offer any Shares held or owned by them. The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.	PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

The information contained in the Offer to Purchase concerning the retention of persons for the purpose of making solicitations on behalf of the Offeror and Parent under “The Offer—Section 14—Fees and Expenses” is incorporated by reference herein.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the past 60 days, neither the Company, any executive officer, director, subsidiary or profit-sharing or similar plan of the Company, nor, to the best of the Company’s knowledge, any other affiliate of the Company, has effected a transaction in Shares of Common Stock except as follows:

On November 22, 2016, in accordance with applicable dividend reinvestment instructions, Mr. Calamos purchased 13,995 Shares, Mr. Behan purchased 633 Shares, Mr. Eggers purchased 51 Shares and Messrs. Schappert and Shiebler each purchased 22 Shares, in each case with proceeds from cash dividends paid out by the Company on November 21, 2016 to stockholders of record on November 8, 2016. The per Share price paid was $7.12 per Share, other than with respect to Mr. Behan, whose Shares were purchased at $7.11 per Share. On November 21, 2016, Mr. Calamos’s wife purchased 174 Shares at a per Share price of $6.92 pursuant to her dividend reinvestment instructions.

The summary of the Offer by Offeror and Parent contained in “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

Information with respect to the beneficial ownership of Shares by directors and executive officers of the Company contained in Schedule B to the Offer to Purchase is incorporated by reference herein.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described below and in Items 2, 3 and 4 of this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (1) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

As a result of entering into the Merger Agreement and the Offer, the Board of Directors does not expect to declare a first-quarter 2017 dividend or regular quarterly dividends going forward.

The Company currently owns 22.2% of the operating company, Calamos Investments, with the remaining 77.8% being privately owned by Parent and John P. Calamos, Sr. On or about January 20, 2017, Calamos Investments will effect a distribution of $100 million of cash and securities to the members of Calamos Investments on a pro rata basis in accordance with the members’ respective percentage interests. The pro rata portion of the distribution to be received by the Company and Mr. Calamos with respect to each of their ownership interests in Calamos Investments will be paid in cash in the amount of approximately $22.2 million and $0.2 million, respectively, and the remaining pro rata portion of the distribution to Parent will be paid in cash and securities (valued as of the close of business on January 12, 2017).

Except as described above or in Item 3 of this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

(a) Appraisal Rights under the Delaware General Corporation Law. No appraisal rights are available in connection with the Offer. However, if Offeror purchases Shares in the Offer and the Merger is consummated, stockholders who have not tendered into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as or less than the Offer Price. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT AS ANNEX B. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE, NOR DOES IT CONSTITUTE A RECOMMENDATION THAT STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter effectively withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be the fair value.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL, AND A COPY OF SECTION 262 OF THE DGCL IS ATTACHED HERETO AS ANNEX B.

In addition, if the notice does not notify the stockholders of the effective date of the merger, either the corporation before the effective date of the merger or the surviving corporation within 10 days after the effective date of the merger must notify the stockholders entitled to appraisal of the effective date of the merger; provided, however, that if such notice of the effective date of the merger is sent later than the later of the consummation of the Offer and 20 days following the sending of the first notice, the notice of the effective date of the merger need only be sent to each stockholder who is entitled to appraisal rights and who has properly demanded appraisal of such stockholder’s shares in accordance with Section 262 of the DGCL. This Schedule 14D-9 does not constitute notice of the effective date of the Merger under Section 262 of the DGCL. Accordingly, the Company will send a separate notice to any stockholder entitled to receive notice of the effective date of the Merger under Section 262 of the DGCL following the Effective Time.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of shares. A person who is the beneficial owner of shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps below properly and in a timely manner to perfect their appraisal rights.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights. Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i) within the later of the consummation of the Offer (which will occur at the date and time the Shares are irrevocably accepted for purchase pursuant to and subject to the conditions of the Offer and Section 251(h) and 20 days after the date of this Schedule 14D-9, deliver to the Company at 2020 Calamos Court, Naperville, Illinois 60563; Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii) not tender his, her or its Shares in the Offer; and

(iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who tenders Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, the Offer to Purchase and related Letter of Transmittal, as applicable.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the Paying Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described herein.

As provided under Section 262, the failure of a stockholder to make a written demand for appraisal (or the failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the Company or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file such a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within ten days after a written request therefor has been received by the surviving corporation or (b) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Company, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the Company. The Register in Chancery, if so ordered by the Court of Chancery, will give notice of the time and place fixed for the hearing of such petition to the surviving corporation and the petitioning stockholders in accordance with Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder. Pursuant to Section 262, the Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the merger or consolidation for such total number of shares seeking appraisal exceeds $1 million.

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in the following sentence, interest on the amount determined to be the fair value will accrue from the Effective Time through the date of the payment of the judgment, will be compounded quarterly, and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Company may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as or less than the Offer Price. In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” In Tri-Continental Corporation v. Battye, the Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the letter of transmittal to be distributed to them and accompanying instructions in order to receive the Offer Price.

At any time within 60 calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just; provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 calendar days of the Effective Time.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

(b) Stockholder Approval Not Required. The Board of Directors has approved and declared advisable the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Upon consummation of the Offer, the Company will not seek the approval of the Company’s stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror and its affiliates (as defined in Section 251(h)(6)) hold at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Company, Parent and Offeror intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(c) Regulatory Approvals. For information regarding any governmental and regulatory approvals that may be required in order to consummate the Offer and the Merger, including any pre-merger notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, see “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase.

(d) Legal Proceedings. As of the date of this Schedule 14D-9, the Company is not aware of any legal proceedings relating to the Offer or the Merger.

(e) Trading Market; Dividends; Prior Public Offerings. The Shares are listed on NASDAQ under the symbol “CLMS.” If the Merger is consummated, the Shares will no longer be listed on NASDAQ and will be deregistered under the Exchange Act. See “The Offer—Section 6—Price Range of Shares; Dividends” in the Offer to Purchase for information on the Company’s stock price trading and dividend history. The Company has not undertaken any underwritten public offering of Shares within the past three years.

(f) Company Repurchases of Common Stock. On November 13, 2014, the Company announced a repurchase of up to three million shares of Common Stock primarily to continue to manage the dilution from share issuances under the Company’s incentive compensation plan. Shares of Common Stock purchased under the repurchase program were made by Calamos Investments, 22.2% of which is owned by the Company and 77.8% of which is owned by Parent and Mr. Calamos, and were not directly for the individual, personal accounts of Mr. Calamos. The following table sets forth information concerning purchases of shares of Common Stock made by, or on behalf of, the Company during any fiscal quarter in which purchases were made for the period from January 1, 2015 through January 18, 2017 pursuant to the repurchase program. For any quarterly period not indicated below, no repurchases were made during that quarter.

Period	Number of Shares Purchased	Average Price	Range of Purchase Price Per Share
01/01/2015—03/31/2015	178,141	$12.49	$12.40—$12.68
04/01/2015—06/30/2015	369,894	12.19	11.99—12.50
07/01/2015—09/30/2015	437,431	11.90	11.47—12.24
10/01/2015—12/31/2015	353,637	9.27	8.87—9.75
01/01/2016—03/31/2016	520,444	8.93	8.41—9.61
04/01/2016—06/30/2016	4,884	8.48	8.46—8.50

See Schedule B of the Offer to Purchase with respect to purchases of Shares in the past two years by members of the Acquiror Group.

(g) Certain Information Concerning the Company’s Directors and Executive Officers. Set forth below is certain current and historical biographical information covering at least the past five years for the Company’s directors and executive officers:

Directors

John P. Calamos, Sr., has served on the Board of Directors and as Chairman of the Board and Global Chief Investment Officer since July 2004. Mr. Calamos, who founded the Company’s predecessor company in 1977, previously served as Chief Executive Officer of the Company until April 2016.

John S. Koudounis has served on the Board of Directors and as Chief Executive Officer of the Company since April 2016. Mr. Koudounis previously served as President and Chief Executive Officer of Mizuho Securities USA, Inc. (311 S. Wacker Dr., Chicago, IL 60606) from February 2008 until March 2016. Mr. Koudounis also served as a board member of Mizuho Securities USA, Inc. from 2009 to 2016.

Thomas F. Eggers has served on the Board of Directors since February 2012. Mr. Eggers serves as the Company’s lead independent director and has served as Non-Executive Vice Chairman since June 2013. From 2006 through 2008, Mr. Eggers was the Chief Executive Officer and from 2005 through 2008 the President and a board member of the Dreyfus Corporation (200 Park Avenue, New York, NY 10166). Mr. Eggers is a director and principal investor of Nextalk, Inc. (448 E. Winchester Street, Murray, Utah 84107), Minyanville Media, Inc. (800 Third Avenue, New York, NY 10022) and Archer Investment Management Solutions (801 Cassatt Road, Berwyn, PA 19312).

Keith M. Schappert has served on the Board of Directors since August 2012. Since 2008, Mr. Schappert has been the president of Schappert Consulting LLC. He was the former President and CEO of JP Morgan Investment Management and currently serves on the boards of several investment and mutual funds, including The Commonfund, Mirae Asset Management Discovery Funds, Angel Oak Series Trust and Smithfield Trust Company.

William N. Shiebler has served on the Board of Directors since August 2012. From 2002 to 2007, Mr. Shiebler was Chief Executive Officer of the Americas for Deutsche Asset Management (345 Park Avenue, New York, NY 10154), a division of Deutsche Bank, until his retirement. He has been a trustee of the United States Ski and Snowboard Team since 2002 and a director of SLM Corporation (300 Continental Drive, Newark, DE 19713) and its subsidiary, Sallie Mae Bank, since April 2014.

Executive Officers. In addition to Mr. Calamos and Mr. Koudounis, the Company’s executive officers are as follows:

Robert F. Behan has served as President, Head of Global Distribution, since September 2015. Mr. Behan served as Senior Vice President, Head of U.S. Intermediary Distribution from September 2010 through March 2013, and Executive Vice President, Head of Global Distribution from March 2013 through September 2015.

Thomas E. Herman has served as Senior Vice President and Chief Financial Officer since June 2016. Prior to joining the Company, Mr. Herman served as Chief Financial Officer and Treasurer of Harris Associates (111 South Wacker Drive, Suite 4600, Chicago, Illinois 60606) beginning in 2010. Mr. Herman is a Certified Public Accountant.

As of the date of this Schedule 14D-9, no director or executive officer of the Company has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and executive officers of the Company are citizens of the United States.

Information with respect to the Offeror and the Parent, and persons controlling the Parent, are set forth under “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” and “Schedule A—Information Concerning the Member of Calamos Partners LLC and the Executive Officers and Directors of CPCM Acquisition, Inc. and Calamos Family Partners, Inc.” in the Offer to Purchase.

(h) Schedule 13E-3. Because the transactions contemplated under the Merger Agreement may be deemed to be “going-private” transactions subject to Rule 13e-3 under the Exchange Act, solely for purposes of disclosure requirements thereunder, the Offeror has filed with the Commission a Transaction Statement on Schedule 13E-3 (a “Schedule 13E-3”) with respect to the Offer and the Merger, and the Company will file a Schedule 13E-3 with the Commission, each of which may be amended from time to time to report any material changes in the information set forth therein.

(i) Expenses. The estimated cost and fees incurred or estimated to be incurred in connection with the Offer and the Merger by the Acquiror Group are set forth in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses.” The estimated cost and fees incurred or estimated to be incurred by the Company in connection with the Offer and the Merger are set forth below:

SEC filing fees	$—
Financial advisor fees and expenses	790,000
Legal fees and expenses	825,000
Printing and related expenses	25,000
Miscellaneous fees and expenses	40,000

$1,680,000

(j) Other Material Information. The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.

Cautionary Statement Regarding Forward-looking Statements

This Schedule 14D-9 contains, in addition to historical information, certain forward-looking statements. All statements included in this Schedule 14D-9 concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are financial-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words and other terms of similar meaning, or they may use future dates. Forward-looking statements in this Schedule 14D-9 include, without limitation, statements regarding the planned completion of the Offer and the Merger and certain financial forecasts prepared by the Company. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including but not limited to risks and uncertainties related to: the financial forecasts contained herein; the disclosure of anticipated benefits of the transactions contemplated by the Merger Agreement; statements regarding the expected timing of the completion of the transactions contemplated by the Merger Agreement; the possibility that various closing conditions for the Offer and the Merger may not be satisfied or waived; the effects of disruption caused by the transactions contemplated by the Merger Agreement making it more difficult to maintain relationships with employees and customers; the effects of stockholder litigation in connection with the transactions contemplated by the Merger Agreement, which may result in significant costs of defense, indemnification and liability, and the outcome of such litigation; and other risks and uncertainties discussed in the Company’s filings with the Commission, including the “Risk Factor” section of its Annual Report on Form 10-K for the year ended December 31, 2015. All forward-looking statements in this Schedule 14D-9 are qualified in their entirety by this cautionary statement.

ITEM 9.	EXHIBITS.

*(a)(1)	Offer to Purchase dated January 18, 2017 (incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed with the Commission by the Offeror and Parent on January 18, 2017).

*(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO filed with the Commission by the Offeror and Parent on January 18, 2017).

*(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO filed with the Commission by the Offeror and Parent on January 18, 2017).

*(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO filed with the Commission by the Offeror and Parent on January 18, 2017).

*(a)(5)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference to Exhibit (a)(1)(v) to Schedule TO filed with the Commission by the Offeror and Parent on January 18, 2017).

(a)(6)	Advertisement as published in the New York Times on January 18, 2017 (incorporated by reference to Exhibit (a)(1)(vi) to Schedule TO filed with the Commission by the Offeror and Parent on January 18, 2017).

(a)(7)	Press Release of the Company dated December 19, 2016 (incorporated by reference to Schedule 14D-9C filed with the Commission on December 20, 2016).

(a)(8)	Press Release of the Company dated January 11, 2017 (incorporated by reference to Schedule 14D-9C filed with the Commission by the Company on January 11, 2017).

*(a)(9)	Opinion of Duff & Phelps (incorporated by reference to Annex A of this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger dated as of January 10, 2017 (incorporated by reference to Exhibit 2.1 to Form 8-K filed by the Company with the Commission on January 12, 2017).

(e)(2)	Employment Agreement between the Company and John P. Calamos, Sr. (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by the Company with the Commission on December 3, 2004).

(e)(3)	Employment Agreement, effective April 4, 2016, by and among the Company, Calamos Investments LLC, Calamos Advisors LLC and John S. Koudounis (incorporated by reference to Exhibit 10.2 to Form 10-Q filed by the Company with the Commission on August 8, 2016).

(e)(4)	Conditional Offer of Employment Letter, dated June 9, 2016, by and among the Company, Calamos Investments LLC, Calamos Advisors LLC and Thomas E. Herman (incorporated by reference to Exhibit 10.4 to Form 10-Q filed by the Company with the Commission on August 8, 2016).

(e)(5)	Stockholders’ Agreement (“Stockholders’ Agreement”) among John P. Calamos, Sr., Nick P. Calamos and John P. Calamos, Jr., certain trusts controlled by them, Calamos Family Partners, Inc. and the Company (incorporated by reference to Exhibit 4.1 to the Form 10-Q filed by the Company with the Commission on December 3, 2004).

(e)(6)	Amendment to Stockholders’ Agreement, dated as of July 26, 2016 (incorporated by reference to Exhibit 4.1 to the Form 10-Q filed by the Company with the Commission on August 8, 2016).

(e)(7)	Registration Rights Agreement, dated as of November 2, 2004, between Calamos Family Partners, Inc., John P. Calamos, Sr. and the Company (incorporated by reference to Exhibit 4.2 to Form 10-Q filed by the Company with the Commission on December 3, 2004).

(e)(8)	Fourth Amended and Restated Limited Liability Company Agreement of Calamos Investments LLC dated February 9, 2010 by and among Calamos Family Partners, Inc., John P. Calamos, Sr. and the Company (incorporated by reference to Exhibit 10.11 to Form 10-K filed by the Company with the Commission on March 9, 2010).

(e)(9)	Amendment to the Fourth Amended and Restated Limited Liability Company Agreement of Calamos Investments LLC, dated July 26, 2016, by and among the Company, Calamos Family Partners, Inc. and John P. Calamos, Sr. (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by the Company with the Commission on August 8, 2016).

(e)(10)	Management Services and Resources Agreement by and among the Company, Calamos Family Partners, Inc. and Calamos Property Holdings LLC (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by the Company with the Commission on August 9, 2007).

(e)(11)	Lease Agreement between 2020 Calamos Court LLC and Calamos Investments LLC (incorporated by reference to Exhibit 10 to Form 10-Q filed by the Company with the Commission on November 10, 2005).

**(e)(12)	Lease dated August 1, 2005 between 2020 Calamos Court Annex LLC and Calamos Investments LLC.

**(e)(13)	Sublease Agreement dated January 1, 2011 between Calamos Investments LLC and Primacy Business Center LLC.

**(e)(14)	Amended and Restated Lunch and Catering Agreement dated as of January 1, 2011 between CF Restaurant Enterprises LLC and Calamos Investments LLC.

Annex A	Opinion of Duff & Phelps, Financial Advisor to Special Committee, dated January 10, 2017

Annex B	Section 262 of the Delaware General Corporation Law

*	Included in materials delivered to stockholders of the Company.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALAMOS ASSET MANAGEMENT, INC.

By:
Name: J. Christopher Jackson
Title: Senior Vice President and General Counsel

January 19, 2017

ANNEX A

Confidential	January 10, 2017

Special Committee of the

Board of Directors

Calamos Asset Management, Inc.

2020 Calamos Court

Naperville, IL 60563-1463

Gentlemen:

We understand that Calamos Asset Management, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Calamos Partners LLC (the “Buyer”), pursuant to which CPCM Acquisition, Inc., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), will commence a tender offer to acquire all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of the Company (the “Class A Common Stock”) at an offer price of $8.25 per share of Class A Common Stock (the “Offer Price”), and, following consummation of the tender offer, Acquisition Sub will be merged with and into the Company, with the Company continuing as the surviving entity in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “Merger”). Upon effectiveness of the Merger, each share of Class A Common Stock, other than shares of Class A Common Stock outstanding immediately prior to the effective time of the Merger and held by a holder who is entitled to demand, and properly demands, appraisal of such shares (“Dissenting Shares”), will be converted into and become the right to receive consideration equal to the Offer Price (as such, the “Merger Consideration”). The terms and conditions of the Proposed Transaction are set forth in more detail in an Agreement and Plan of Merger, dated as of January 10, 2017, by and among the Buyer, Acquisition Sub, and the Company (the “Merger Agreement”).

The Company and the special committee (the “Special Committee”) of the board of directors (the “Board of Directors”) of the Company have engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Special Committee (solely in its capacity as such) and to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, of the Offer Price and the Merger Consideration to be received by the holders of shares of Class A Common Stock (other than Buyer and its affiliates (including Calamos Investments LLC) and members of the management of the Company, and other than with respect to Dissenting Shares) in the Proposed Transaction (without giving effect to any impact of the Proposed Transaction on any particular holder of Class A Common Stock, other than in its capacity as a holder of Class A Common Stock).

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed and analyzed the following:

a.	The Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2012 through 2015 and the Company’s unaudited interim financial statements for the nine months ended September 30, 2016 included in the Company’s Form 10-Q filed with the SEC;

b.	Other internal documents relating to the history, current operations and probable future outlook of the Company, including financial projections for the Company for the years ending December 31, 2016 through 2023, prepared and provided to Duff & Phelps by the management of the Company (the “Management Projections”);

c.	The Merger Agreement dated as of January 10, 2017, and the specific terms of the Proposed Transaction set forth therein; and

d.	Financing documents including the draft commitment letter from Buyer’s bank dated December 23, 2016 and draft term sheet dated December 16, 2016;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Reviewed the historical trading price and trading volume of the Class A Common Stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

4.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

5.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Special Committee’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including management of the Company, and did not independently verify such information;

2.	Relied upon the fact that the Special Committee, Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

4.	Assumed that information supplied and representations made by management of the Company are substantially accurate regarding the Company and the Management Projections;

5.	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate;

6.	Assumed that the final versions of all documents, including the Merger Agreement, reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or fact that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the terms and provisions of the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

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9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction or (ii) advise the Special Committee, Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s Class A Common Stock or any other securities of the Company (or anything else) after the announcement of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public holders of shares of Class A Common Stock in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee, Board of Directors or any holder of Class A Common Stock should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Merger Consideration received is the highest amount attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps, the Company and the Special Committee dated November 4, 2016 (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

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Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Special Committee and will receive a fee for its services. The Company has also agreed to reimburse Duff & Phelps for certain expenses and to indemnify Duff & Phelps against certain liabilities. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee was paid upon execution of the Engagement Letter and the balance of its fee is payable at such time as the Special Committee has requested in writing Duff & Phelps deliver the Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Offer Price and the Merger Consideration to be received by the holders of shares of Class A Common Stock (other than Buyer and its affiliates (including Calamos Investments LLC) and members of the management of the Company, and other than with respect to Dissenting Shares) in the Proposed Transaction is fair from a financial point of view to such holders (without giving effect to any impact of the Proposed Transaction on any particular holder of Class A Common Stock other than in its capacity as a holder of Class A Common Stock).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps, LLC

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ANNEX B

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b) (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, §257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of

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fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

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(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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